FASTENAL®


10010123




FASTENAL





GROWTH THROUGH CUSTOMER SERVICE






FASTENAL
metabo



2009 ANNUAL REPORT

2009 | Profile of Fastenal


FASTENAL
Bradenton, FL


FASTENAL
Product Support Center
4730 Service Drive
Winona, MN


South Bend,


WELCOME
LAS VEGAS
Las Vegas, NV


9311
FASTENAL
FASTENAL
New Bedford, MA


FASTENAL
Salt Lake City

Fastenal was founded in 1967. As of December 31, 2009, we operated 2,369 stores located in all 50 states, Puerto Rico, Canada, Mexico, Singapore, China, Malaysia, Hungary, and The Netherlands and employed 8,491 people at these sites. In addition, there were 3,554 people employed in various support positions. We sell approximately 996,000 different types of industrial and construction supplies in ten product categories. These include approximately: 410,000 different types of threaded fasteners and miscellaneous supplies (fasteners); 136,000 different types of tools and equipment (tools); 251,000 different types of cutting tool blades and abrasives (cutting tools); 64,000 different types of fluid transfer components and accessories for hydraulic power, pneumatic power, plumbing, and HVAC (hydraulics & pneumatics); 18,000 different types of material handling, storage, and packaging products (material handling); 16,000 different types of janitorial supplies, chemicals, and paint (janitorial supplies); 25,000 different types of electrical supplies; 34,000 different types of welding supplies (excluding welding gases); 30,000 different types of safety supplies; and 12,000 different types of metals, alloys, and materials (metals).

As of December 31, 2009, we operated 14 distribution centers located in Minnesota, Indiana, Ohio, Pennsylvania, Texas, Georgia, Washington, California, Utah, North Carolina, Kansas; Ontario, Canada; Alberta, Canada; and Nuevo Leon, Mexico. During 2009, approximately 94.5% of our sales were attributable to products manufactured by others, and approximately 5.5% related to items manufactured, modified, or repaired by either our Manufacturing Division or one of our Support Services. Since December 31, 2009, we have opened additional stores.

TABLE OF CONTENTS





I will start this letter by stating the obvious: 2009 was a very difficult year for Fastenal. The traditional measures of sales growth, earnings growth, return on assets, and most other financial measures would indicate our team underperformed. However, these do not tell the entire story. I believe we did a good job in the face of a difficult situation, and I will attempt to explain why in this letter.

For the year, our sales declined 17.5% and our total revenue came in at $1.9 billion. The monthly sales pattern looks like a reverse bell curve, with our year-over-year average daily sales falling from -8.5% in January to -22.9% in July. Since July, our average daily sales have improved each month, and we ended December down 8.6%.

The challenges were apparent heading into the year. We saw the world economy start to weaken in October 2008, turn down sharply in November, and continue to worsen in December. Our historic trend is for our average daily sales to decline 10.0 to 11.0% from September to December due to normal seasonal changes in our business. In 2008, we saw a 23.3% drop during that period, the most dramatic change we've ever seen in such a short span. The trend continued into the new year as our average daily sales declined each month until April, when we bottomed at $7,249,000 per day, a 27.9% decline from the high in September 2008. (In comparison, from September 2007 to April 2008 our average daily sales grew by 4.4%.) We continued to see weakness from April through July, but we seemed to be bouncing off the bottom. Then, in the July/August time frame, our sequential trends began to improve. While our historical sales trend would predict a seasonal drop in average daily sales of 6.2% from July to December, our daily average dropped only 3.5% during this period.

We continued to add customers during 2009; however, our existing customers purchased less due to the recession. During 2009, the average customer purchased 11.9% less than in 2008. The average invoice amount in 2009 fell from a high of $200 in January to a low of $163 in July. Since July, we've seen a steady improvement and ended December with an average invoice amount of $189. The fact that we have more customers buying from us is a very good indication that, although our sales were down, we still managed to grow market share. We should see the benefits of this hard work well into the future.

"The fact that we have more customers buying from us is a very good indication that, although our sales were down, we still managed to grow market share. We should see the benefits of this hard work well into the future."

In January 2009, our leadership team spent a lot of time communicating with employees to prepare them for the difficult period ahead. We held meetings, wrote articles, and produced some internal video messages to inform everyone in the company about the upcoming challenges. First, we reassured everyone that we would do everything we could to avoid personnel reductions. Everyone was also told that, because our pay is performance-based, many of us would make less in 2009 than we had in 2008, so we encouraged everyone to plan accordingly. We announced there would be a hiring freeze for support personnel – if someone left the group, everyone would have to pull together to cover the workload. We also talked about employee benefits, reminding everyone that our 401(k) profit sharing program is based on achieving certain financial targets which would be difficult to attain in 2009. The general message was clear: Most people would probably have to work harder for less pay, but we would do everything we could to protect jobs and benefits for the future. The response from the team was overwhelmingly positive, and in my opinion, employee morale has been very good all year. I'm not saying people enjoy this economic situation, but I believe that when you speak openly and honestly with people, they'll usually rise to the occasion. And that's exactly what our team did.

I believe these open meetings had a lot to do with the good job we did in controlling our operating expenses in 2009. One thing we learned from the slowdown is how hard it is to reduce spending. We have been in a growth mode for the last 42 years, and it's not easy to change the mindsets of 12,000+ people in a short time. It took a few months to slow our expense growth, but in the second quarter we showed an 11.2% reduction in our operating expenses on a year-over-year basis. For the year, expenses were down 12.6%.

Our net earnings for 2009 were $184.4 million, a 34.1% decrease compared to our 2008 earnings of $279.7 million. The two major factors that contributed to the drop in earnings were lower sales dollars and a decline in our gross margin. Our reported gross margin for 2009 was 50.9%, a decline of 3.6% from the 52.8% reported in 2008.



CREATING VALUE THROUGH VENDING

Our SmartStores are essentially 24/7 Fastenal "stores" within our customers' facilities, providing immediate access to product and total visibility into usage. In turn, they create an opportunity for our stores to introduce products and grow customer relationships.


FASTENAL

Safety/First Aid


FASTENAL

Metal Fabrication


FASTENAL

General Cutting


FASTENAL

General MRO


FASTENAL

Office Supplies

Three main factors contributed to the drop in gross margin. The first was the deflation in steel prices triggered by the world economic slowdown. This affected our fastener product line. Normally we stock nine to ten months worth of inventory on import fasteners, so when business slowed so quickly, the time needed to sell the inventory lengthened. At the same time, many customers requested lower prices, as they were also under pressure to reduce costs. It is not our normal business practice to lower prices before lower cost inventory arrives; however, we understood the importance of retaining our customers, so in many cases we passed along price concessions to help maintain the business relationship. Another factor that contributed to the drop in margin was the increased pressure from our competitors during the first half of the year. It was somewhat of a free-for-all in the market, with everyone trying to grab business to survive. By the middle of the year, this pressure subsided, and business became more normal in the second half of the year. The third factor that affected margin was the rebate programs and volume incentives we receive from our suppliers. Over time we've negotiated rebate and volume incentive programs with our suppliers that are usually based on growth. At the beginning of the year, our product managers did a good job of renegotiating these programs to adjust for the slower economy, but at that time we did not foresee such a severe drop in revenue. So despite our efforts, many of the programs did not work out as they had in the past. All three of these factors are timing issues which we believe are behind us at this time. This is why we expect an improvement in gross margin for 2010.

Our team did a good job of managing assets in the last 12 months. Early in the year I was concerned about how our accounts receivable would track in the slow economy. We did see an increase in customer bankruptcies, which caused an increase in our bad debt expense. But due to some changes in the way we mechanically bill our customers – and a lot of hard work by the accounts receivable team – the overall accounts receivable numbers, on a day's outstanding basis, dropped on a year-end comparison.

As indicated earlier, the sudden drop in sales caught us in a high inventory position. A large percentage of our fastener products are purchased five to six months in advance due to the longer lead times of these products. Before the market slowed in the fourth quarter of 2008, we expected that revenue in the first quarter of 2009 would be around $650 million, and we based our inventory purchases on this expectation. Our actual sales came in at $489 million, which meant that we had excess inventory for several months. Everyone worked together to analyze the information and determine what needed to be done in order to reduce our excess inventory without causing service problems for our customers. I'm pleased to report that by the end of the year we were able to reduce our inventory by 9.9%, or $55.8 million, compared to year-end 2008.

Because of the positive trends in our accounts receivable and inventory, along with reduced demand for working capital due to lower sales, we are currently in a very strong cash position. In 2009, we paid out aggregate dividends of $0.72 per share, or $106.9 million. We also repurchased 1.1 million shares of our company stock. Our investment in capital expenditures came in at $52.5 million, a reduction of 44.9% from the $95.3 million we spent in 2008. After these expenditures, we managed to increase our total cash and marketable securities at year end by $107.9 million, ending the year with no debt, $164.9 million in cash and cash equivalents, and another $30.6 million in marketable securities.

"Because of the positive trends in our accounts receivable and inventory, along with reduced demand for working capital due to lower sales, we are currently in a very strong cash position."

In 2007, we introduced our Pathway to Profit strategic growth plan. This plan calls for us to balance our growth investments between opening new stores and adding additional sales people in our existing stores. Through this balanced growth plan, we projected that we could grow our average store size from approximately $80,000 to $125,000 in monthly revenue over a five-year period ending in 2012, while at the same time increasing our pre-tax profit by one percentage point each year – from 18.0% to 23.0% of sales by 2012. Because of the economic setback we encountered in 2009, we believe the time required to achieve our goals for the Pathway to Profit strategy will be extended by another 24 to 30 months. That said, we believe one of the reasons we were able to reduce our operating expenses so quickly in 2009 was that we had implemented this plan in 2007 and had fewer stores and a more variable cost structure. This experience, along with other things we have learned, has strengthened our conviction that Pathway to Profit is a good long-term growth strategy for Fastenal.

In 2008, we recognized the need to provide cost-effective vending solutions for our customers. The vending systems that were on the market at the time were quite expensive and only cost-effective


FASTENAL
FASTENAL.COM

IMPROVING OUR WEB PRESENCE

In 2009, we re-launched fastenal.com with improved product information and a streamlined design. During 2010, our stores will be working with customers to get them up and running on the new site, providing another way for them to do business with Fastenal.

EVOLVING TO MEET OUR GLOBAL CUSTOMERS' NEEDS

In keeping with company tradition, our new manufacturing facility in Malaysia was created to meet a specific customer need – in this case, for specialty bolts and studs used in oil and gas industry applications.


FASTENAL
FASTENAL

for large customers with very high volume. We believed if we could develop a more affordable solution, we could expand the market to smaller and medium sized customers. Our team researched various solutions and found a manufacturer to work with to help design our SmartStore vending program. The SmartStore machines provide a customer's employees with 24-hour access to the products they need (e.g., safety supplies or general maintenance items) using their employee badges. They also give our customers complete control and accountability over the material they use. It required time to develop this program and train our people, but as the learning curve rose there was tremendous growth in the number of customers who signed up over the course of the year.

"International expansion continues to be a strong focus for the future. We currently operate in Canada, Mexico, China, The Netherlands, Singapore – and as of 2009, Hungary and Malaysia."

We also made great strides with our Internet development in 2009. One of the highlights was the launch of our new website in April 2009, which has garnered very good feedback from our customers. The challenge for our team is to design a system that combines the product search capabilities of the web with our high-quality local service. This fits into our plan to give customers a range of choices regarding how they purchase product – over the phone, at the local store, as part of a vendor-managed inventory program, through our vending machines, or via the web – and have it all serviced and delivered by a local sales person.

International expansion continues to be a strong focus for the future. We currently operate in Canada, Mexico, China, The Netherlands, Singapore – and as of 2009, Hungary and Malaysia. The businesses in Canada and Mexico are very similar to the store-based model we use in the United States. The businesses in the other countries are set up to sell to larger multinational customers, many of which we're already doing business with in other parts of the world. This strategy has worked well, and that is why we opened operations in two more countries in 2009. Our operation in Malaysia is a sales operation, but it also includes a manufacturing facility. Many of our customers in that area are in the gas and oil business and have a need for specialty bolts and studs, which we're now able to produce locally, providing fast delivery on high-quality parts. Our plan is to continue to invest in these and other countries in the future to drive above average growth over the next several years.

In December, we acquired Holo-Krome® from Danaher Corporation. Located in West Hartford, Connecticut, Holo-Krome is a leading manufacturer of socket head cap screws, and the acquisition greatly increases our capacity to make high-quality domestically produced fasteners. To that end, we have also worked on expanding the capabilities of our cold heading facility in Rockford, Illinois. The investments in new equipment and facilities over the last several years at our Rockford plant enabled us to produce a special flange bolt that was required by a large customer. The parts had to be domestically produced, and they were working on a very short lead time. We were able to make the part and meet the lead time the customer needed, which led to several more large orders for similar parts from that customer. With the additions of West Hartford and Malaysia, we now have six manufacturing locations totaling more than 400,000 square feet and employing more than 400 people dedicated to making parts for our customers. In 2009, our manufacturing team produced and shipped more than 45,000 orders. The manufacturing team works very hard to run lean operations. This allows them to offer low minimum order quantities and fast lead times.

The product development team continued to work hard on developing Fastenal's exclusive brands. We now have 12 exclusive brands covering most of our product areas. We have found that many customers are very interested in exclusive brand products if you can deliver both quality and a competitive price. With this in mind, the product team has developed relationships with manufacturers that can produce high-quality product and still sell it at a competitive price, creating a win-win situation for both our customers and our sales people.

In December 2008, we moved into our new distribution center in Denton, Texas. This facility incorporates cutting-edge distribution technology designed to reduce both cost and shipping errors. It took five to six months to learn the new system, and now we are starting to see the benefits of this investment. We also added a similar system to our existing distribution center in Indianapolis. This project was started in 2008 and came on-line in the second and third quarters of 2009. The facility in Indianapolis is much larger than the one in Denton but incorporates similar systems and technologies. Although it's early in the start-up, we are pleased with the systems' speed and the early results in terms of shipping accuracy. We are also seeing



MANUFACTURING OPPORTUNITIES

In December, Fastenal acquired Holo-Krome®, a leading domestic manufacturer of socket head fasteners. The addition of Holo-Krome, along with enhancements to our Rockford, Illinois-based cold heading operation, adds a new dimension to our domestic manufacturing capabilities.


HOLO-KROME



the gains in labor efficiency we had anticipated. Our main goal in this facility is to shorten the time it takes to process orders during the day so we can load the trucks earlier and provide next-day service to a high percentage of our customers. More than 70% of our customers operate within 750 miles of this facility, which is the distance a semi-truck can cover between 5:00 p.m. and 7:00 a.m. We are not able to cover this entire service area overnight today, but our people understand the goal and, utilizing our new technology, are working hard to achieve it.


FASTENAL
FASTENAL

"As you read this letter, you will notice a consistent theme: Fastenal people are what make it happen."

Our district and regional leaders focused much of their attention on working with underperforming stores during the year. Using our internal benchmarking, they identified the stores that were performing in the bottom quartile and worked with them to develop a plan to improve their performance. Even with the number of stores we have, it is still difficult to quickly identify what is holding a store back. So our district managers analyze every aspect of the business, from personnel to pricing, and try to implement the necessary changes to improve their performance. We are very focused on improving the performance of these locations so they are in a better position to take advantage of the economy as it recovers.



Another area we invested in this year is our National Accounts team. Because of the slow economy, many companies were looking for ways to save money and were more willing to look at new suppliers. In light of this situation, we had our National Accounts leads add sales people where they felt they needed them, and we saw the benefits throughout the year.

As you read this letter, you will notice a consistent theme: Fastenal people are what make it happen. That's why we continued to invest in our people despite the tough economy. Even though we reduced our training budget, the Fastenal School of Business maintained a busy training schedule in 2009. To reduce cost, most of the training was done in the field. This was more difficult for our instructors, but it was the only way to achieve their goals while staying on budget. We also made investments to improve our hiring practices. As we have grown, it has become harder to identify the best talent to hire, so our human resources team spent much of 2009 working to design and provide better hiring tools for our field people. We believe the best place to make the hiring decision is close to the source, and these new tools should allow our local leaders to make better decisions.

In closing, I want to say that even though 2009 was not a good year by most measures, I am proud of the performance of our team. I believe if we continue to foster an entrepreneurial environment that allows our people to make decisions that benefit our customers, then we will continue to create greater opportunities for our team and be successful well into the future. This success should also create long-term benefits for all of our stakeholders.

Thank you for your continued support.

Willard D. Oberton

Willard D. Oberton
President & CEO


TRITAN


CALIBER

EXPANDING OUR EXCLUSIVE BRANDS

Fastenal introduced two new exclusive brands during the year: Caliber™ (office supplies) and Tritan™ (tooling components and precision measuring). Built by best-in-class manufacturers, our 12 exclusive brands give customers more choices to meet their needs for quality and price.

EXTENDING OUR DISTRIBUTION ADVANTAGE

The new automated systems in our Denton, Texas and Indianapolis, Indiana distribution centers allow us to expand our in-stock inventory and put customer orders on the road earlier in the day, improving our delivery times and local service.



NET SALES (in thousands)


2009
$1,930,330
2008
2007
2006
2005
2004
2003
2002
2001
2000

GROSS PROFIT (in thousands)


2009
$983,435
2008
2007
2006
2005
2004
2003
2002
2001
2000

EARNINGS BEFORE INCOME TAXES (in thousands)


2009
297,490
2008
2007
2006
2005
2004
2003
2002
2001
2000

NET EARNINGS (in thousands)


2009
$184,357
2008
2007
2006
2005
2004
2003
2002
2001
2000

Common Stock Data

Our shares are traded on The NASDAQ Stock Market under the symbol "FAST." The following table sets forth, by quarter, the high and low closing sale price of our shares on The NASDAQ Stock Market for 2009 and 2008.

2009	High	Low	2008	High	Low
First quarter	$ 37.53	$ 26.16	First quarter	$ 46.94	$ 33.13
Second quarter	38.74	32.15	Second quarter	51.76	43.16
Third quarter	40.13	30.56	Third quarter	55.45	42.23
Fourth quarter	42.19	34.50	Fourth quarter	45.25	31.87

As of February 1, 2010, there were approximately 1,500 recordholders of our common stock, which includes nominees or broker dealers holding stock on behalf of an estimated 104,000 beneficial owners.

In 2009, we paid semi-annual dividends of $.35 and $.37 per share. In 2008, we paid semi-annual dividends of $.25 and $.27 per share. In December 2008, we paid a special one-time dividend of $.27 per share. On January 18, 2010, we announced a semi-annual dividend of $.40 per share to be paid on February 26, 2010 to shareholders of record at the close of business on February 15, 2010. We expect that we will continue to pay comparable semi-annual cash dividends in the foreseeable future, provided that any future determination as to payment of dividends will depend upon our financial condition and results of our operations and such other factors as are deemed relevant by our board of directors.



Winona Store circa 1973

Selected Quarterly Financial Data (Unaudited)

(Amounts in Thousands except Per Share Information)

2009	Net sales	Gross profit	Net earnings	Basic net earnings per share
First quarter	$ 489,347	258,648	48,694	.33
Second quarter	474,894	242,505	43,538	.29
Third quarter	489,339	244,567	47,589	.32
Fourth quarter	476,750	237,715	44,536	.30
Total	$1,930,330	983,435	184,357	1.24

2008	Net sales	Gross profit	Net earnings	Basic net earnings per share
First quarter	$ 566,210	296,630	68,094	.46
Second quarter	604,219	317,389	76,166	.51
Third quarter	625,037	330,883	72,909	.49
Fourth quarter	544,959	291,190	62,536	.42
Total	$2,340,425	1,236,092	279,705	1.88

(Amounts in Thousands except Per Share Information)

Operating Results	2009	Percent Change	2008	2007	2006	2005	2004	2003	2002	2001	2000
Net sales	$ 1,930,330	-17.5%	$2,340,425	$2,061,819	$1,809,337	$1,523,333	$1,238,492	$994,928	$905,438	$ 818,283	$ 755,618
Gross profit	983,435	-20.4%	1,236,092	1,047,574	907,675	758,103	615,886	482,103	442,138	406,699	382,829
Earnings before income taxes	297,490	-34.1%	451,167	377,899	321,029	269,056	208,336	136,336	121,207[1]	113,634	131,430
Net earnings	184,357	-34.1%	279,705	232,622	199,038	166,814	130,989	84,120	75,542[2]	70,112	80,730
Basic and diluted net earnings per share	1.24	-34.0%	1.88	1.55	1.32	1.10	0.86	0.56	0.50[2]	0.46	0.53
Dividends	106,943	-9.0%	117,474	66,216	60,548	46,935	30,350	15,935	3,794	3,414	3,035
% of net earnings	58.0%		42.0%	28.5%	30.4%	28.1%	23.2%	18.9%	5.0%	4.9%	3.8%
Dividends per share	0.72	-8.9%	0.79	0.44	0.40	0.31	0.20	0.105	0.025	0.0225	0.02
Value of shares repurchased	41,104		25,955	87,311	17,294	18,739	—	—	—	—	—
% of earnings	22.3%		9.3%	37.5%	8.7%	11.2%	—	—	—	—	—
Number of shares repurchased	1,100		590	2,086	474	700	—	—	—	—	—
Basic-weighted average shares outstanding	148,358		148,831	150,555	151,034	151,270	151,755	151,755	151,755	151,755	151,755
Diluted-weighted average shares outstanding[3]	148,358		148,831	150,555	151,165	151,508	151,972	151,784	151,755	151,755	151,755

Operating Results (as a percentage of net sales)	2009		2008	2007	2006	2005	2004	2003	2002	2001	2000
Gross profit	50.9%		52.8%	50.8%	50.2%	49.8%	49.7%	48.5%	48.8%	49.7%	50.7%
Earnings before income taxes	15.4%		19.3%	18.3%	17.7%	17.7%	16.8%	13.7%	13.4%	13.9%	17.4%
Net earnings	9.6%		12.0%	11.3%	11.0%	11.0%	10.6%	8.5%	8.3%	8.6%	10.7%

Financial Position on December 31	2009	Percent Change	2008	2007	2006	2005	2004	2003	2002	2001	2000
Accounts receivable plus inventory	$722,574	-10.7%	$809,187	$740,923	$665,529	$545,117	$469,833	$361,640	$322,815	$254,062	$249,188
Net working capital	862,855	4.3%	827,410	742,980	663,880	557,470	466,883	393,255	349,422	300,680	247,876
Total assets	1,327,358	1.8%	1,304,149	1,163,061	1,039,016	890,035	775,362	652,875	563,384	475,244	402,464
Total stockholders' equity	1,190,843	4.3%	1,142,259	1,010,161	992,093	783,549	684,369	576,740	499,871	424,888	359,258

All information contained in this Annual Report reflects the 2-for-1 stock splits effected in the form of a stock dividend in each of 2002 and 2005.

1 Amount includes a gain on the sale of the Do-It-Yourself (DIY) Business of $5,934.

2 Amount includes an extraordinary gain, net of tax, of $716.

3 Reflects impact of stock options issued by the Company in April 2009, April 2008, April 2007, and May 2003 that were in-the-money and outstanding during the period.

Fastenal Stock Performance[1,2]


Stock Value
(dollars in thousands)
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
8/27/87
8/27/89
8/27/91
8/27/93
8/27/95
8/27/97
8/27/99
8/27/01
8/27/03
8/27/05
8/27/07
8/27/09

Invested $9,000 on August 20,1987

Value on December 31, 2009: **$1,998,720**

Initial Public Offering (IPO)

On August 20, 1987 (date of our initial public offering), 1,000 shares of our stock sold for $9,000. Approximately 22 years later, on December 31, 2009, those 1,000 shares, having split six times, were 48,000 shares worth $1,998,720, for a gain of approximately 27.8% compounded annually.


FASTENAL
Cambridge, ON

Ten Years

On December 31, 1999, 1,000 shares of our stock sold for $44,940. Ten years later, on December 31, 2009, those 1,000 shares, having split twice, were 4,000 shares worth $166,560, for a gain of approximately 14.0% compounded annually.

Five Years

On December 31, 2004, 1,000 shares of our stock sold for $61,560. Five years later, on December 31, 2009, those 1,000 shares, having split once, were 2,000 shares worth $83,280, for a gain of approximately 6.2% compounded annually.


FASTENAL
Waxahachie, TX

Dividends and Stock Repurchases

We have paid dividends in every year since 1991.

On July 10, 2009, we issued a press release announcing our board of directors had authorized purchases by us of up to 2,000,000 shares of our common stock. This authorization replaced any unused authorization previously granted by the board of directors. During 2009, we purchased 1,100,000 shares of our outstanding stock at an average price of approximately $37.37 per share. These purchases occurred in the fourth quarter of 2009. As of February 9, 2010, we have remaining authority to purchase up to 900,000 additional shares of our common stock.


FASTENAL
FASTENAL
FASTENAL
Waukesha, WI

1. The share data featured represents past performance, which is no guarantee of future results.
2. The share data is presented in whole amounts versus thousands or millions as is prevalent in the remainder of this document.

IN THE WORDS OF OUR CUSTOMERS...

"My customer had the hardest bolt configuration I have seen, and I almost had to tell him we could not do the job. Then I got Nathan from Fastenal in, and the next day he had all the hardware I needed to please yet another customer. Thanks, Nathan – and Fastenal."

"My sales rep., Ryan Fox, has been extremely helpful in our unique situation. My whole organization travels extensively and we need products delivered to diverse locations. I can call Ryan and tell him about a selection of products I need, and they will appear where they are needed when I need them. That is customer service!"

"We are a government laboratory and we constantly design and build equipment that doesn't exist anywhere in the world. Ryan Lewis has helped us with stocking our inventory, problem solving and planning on many projects. It's nice to work with a company that is willing to help us find what we need to be successful. As long as Fastenal has someone like Ryan Lewis and his staff in our area, I will always use Fastenal."

"Our Fastenal representative has gone beyond the call in supplying us supplies that at times are requested in a very short notice by us due to our customer requests. When you are a small business like us, customer service is what people remember. And Fastenal understands that concept."

"On April 1, 2009, we installed the Fastenal SmartStore vending machine. Since installation we have noticed our usage of products drop 50 – 60%. This is due to a better control on product plus the fact that we can monitor usage by employee and costs involved."

"Our local Fastenal branch has been running our bin-stock program for the past 10 years. They have developed a great understanding of our product and needs. Their personnel are both knowledgeable and friendly, and work well with our employees. I would highly recommend using Fastenal to set up and maintain a bin-stock program to any other manufacturing company."

"The owner came to my office one day and asked for the impossible. He needed a sample screw in 45 minutes so he and a few others could test a new product line. Well, this wasn't a standard so I believed it wasn't going to happen, but I thought I'd try calling Reese at Fastenal. ... About five minutes later he called and told me he was going to be at my door in 15 minutes with the screws. If you're looking for good customer service, Fastenal is the place."

"Jo Ann Mondragon and her staff at the Louisville, CO branch have been a tremendous asset to the way we do business. ... Her ability to coordinate suppliers to meet our many stringent specifications, and to supply those parts complete, has eliminated numerous inefficiencies in our previous system, which has allowed us to achieve incredible growth."

...IN THE EYES OF THE MARKET

INDUSTRIAL DISTRIBUTION BIG 50
For the second year in a row, Fastenal ranked as the 9th largest industrial distributor in terms of worldwide sales.

THE BUSINESSWEEK 50
BusinessWeek listed Fastenal as one of the 50 best corporate performers in the Standard & Poor's 500-stock index. Fastenal ranked #19.

FORBES GLOBAL HIGH PERFORMERS
Fastenal was cited as one of the 130 Global 2000 companies that are best positioned to "survive today, thrive tomorrow."

CEO MAGAZINE TOP WEALTH CREATORS
Fastenal was ranked as the 40th best "wealth creator" in the S&P 500 over the past three years. The ranking is designed to identify companies that are creating true economic value.

MERGENT – HANDBOOK OF DIVIDEND ACHIEVERS™
Fastenal was listed in the spring 2009 edition of *Mergent's Handbook of Dividend Achievers™*. Fastenal was identified as the #1 dividend growth company over the last 10 years based on its compounded annual dividend growth rate of 59.11%. Mergent Dividend Achievers are companies that have increased their annual regular cash dividends for at least the past 10 consecutive years and have met specific liquidity screening criteria.

PROCTER & GAMBLE CORPORATE SUPPLIER EXCELLENCE AWARD
In November 2009, Procter & Gamble recognized Fastenal as one of its 55 elite global suppliers – among a field of 80,000 suppliers overall.



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009, or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 0-16125

FASTENAL®

FASTENAL COMPANY

(Exact name of registrant as specified in its charter)

Minnesota	41-0948415
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2001 Theurer Boulevard Winona, Minnesota	55987-0978
(Address of principal executive offices)	(Zip Code)

(507) 454-5374

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g): None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes X No___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act Yes_No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) Yes_X_No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [X] Accelerated Filer [ ]

Non-accelerated Filer [ ] Smaller Reporting Company [ ]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes_No_X

The aggregate market value of the Common Stock held by non-affiliates of the registrant as of June 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter, was $4,385,653,845, based on the closing sale price of the Common Stock on that date. For purposes of determining this number, all executive officers and directors of the registrant as of June 30, 2009 are considered to be affiliates of the registrant. This number is provided only for the purposes of this report on Form 10-K and does not represent an admission by either the registrant or any such person as to the status of such person.

As of February 5, 2010, the registrant had 147,430,712 shares of Common Stock issued and outstanding.

FASTENAL COMPANY
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the annual meeting of shareholders to be held Tuesday, April 20, 2010 (Proxy Statement) are incorporated by reference in Part III.

FORWARD LOOKING STATEMENTS

This Form 10-K and other portions of our 2009 Annual Report to Shareholders of which this Form 10-K forms a part contain statements that are not historical in nature and that are intended or may be interpreted to be, and are hereby identified as, "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the Reform Act), including statements regarding (1) the goals of our long-term growth strategy, 'pathway to profit', at the time the strategy was implemented, including planned decreases in the rate of new store openings from our then historic rate, planned additions to our outside sales personnel, the expected funding of such additions out of cost savings resulting from the slowing of the rate of new store openings, the growth in average store sales expected to result from this strategy, our ability to capture leverage and working capital efficiency expected to result from this strategy, and our ability to achieve our pre-tax profit and operating margin goals and increase overall productivity as a result of this strategy, (2) the effect of the current economic setback on our 'pathway to profit' strategy, including the expected time frame for returning our rate of new store openings to the range initially established by the strategy and the anticipated delay in achieving the financial goals of the strategy, (3) our ability to return to sales growth in the near future, (4) our ability to improve gross margins in 2010, (5) our working capital goals and expected returns on total assets when working capital is appropriately managed, (6) the future payment of dividends, (7) 2010 capital expenditures, (8) the expansion of foreign operations and the growth expected to result from that expansion, (9) new distribution center openings, (10) markets for North American stores, (11) expansion of owned store locations, (12) addition of new products, (13) the percentage of net sales expected to be contributed by manufacturing and support services, (14) protection from economic downturns believed to be provided by the number of our customers and varied markets they represent, (15) our ability to mitigate the effects of rising fuel prices, (16) the funding of our expansion plans, (17) the typical time required before new stores become profitable and achieve operating results comparable to existing stores, (18) the rate of growth, and variability, of sales at older store locations, (19) the expected amount of future compensation expense resulting from existing stock options, (20) growth in our market share and our ability to capitalize upon that growth in the future, and (21) the expected impact of the Holo-Krome acquisition on sales in 2010. In addition, certain statements in our future filings with the Securities and Exchange Commission, in our press releases and in oral statements made by or with approval of our executive officers constitute or will constitute "forward-looking statements" under the Reform Act. Certain risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements are described below. We assume no obligation to update either such forward-looking statements or the discussion of such risks and uncertainties.

CERTAIN RISK AND UNCERTAINITIES

The following factors are among those that could cause our actual results to differ materially from those predicted in the forward-looking statements described above: (1) a prolonged downturn, or further deterioration, in the economy or in the manufacturing or commercial construction industries, changes in the expected rate of new store openings, difficulties in successfully attracting and retaining additional qualified outside sales personnel, and difficulties in changing our sales process could adversely impact our ability to achieve the goals of our 'pathway to profit' initiative or the expected time frame for achieving those goals, (2) a prolonged downturn, or further deterioration, in the economy or in the manufacturing or commercial construction industries could prolong our sales contraction, (3) a prolonged downturn, or further deterioration, in the economy or in the manufacturing or commercial construction industries, a change in our purchasing patterns, a significant change in commodity prices, or increased competitive pressure on our selling prices could adversely affect our ability to improve gross margins in 2010, (4) a prolonged downturn, or further deterioration, in the economy or in the manufacturing or commercial construction industries, a change, from that projected, in the number of North American markets able to support stores, or an inability to recruit and retain qualified employees could cause the rate of new store openings to change from that expected, (5) a prolonged downturn, or further deterioration, in the economy or in the manufacturing or commercial construction industries, a change in accounts receivable collections, a change in raw material costs, a change in buying patterns, or a change in vendor production lead times could cause us to fail to attain our goals regarding working capital and rates of return on assets, (6) changes in our financial condition or results of operations could cause us to modify our dividend practices, (7) changes in the rate of new store openings could cause us to modify our planned 2010 capital expenditures, (8) difficulty in adapting our business model to different foreign business environments could alter our plans regarding expansion of foreign operations and negatively impact the growth expected to result from that expansion, (9) a change in our store format or the presence of a competitor's store could alter our projections regarding the number of markets for North American stores, (10) availability of cost-effective real estate, changes in our cash position, a change in distribution technology, or a change in our distribution model could delay the opening of new distribution centers as our number of stores increases, (11) changes in the commercial real estate market, a change in our cash position, or a change in our business model could cause us to change our plans regarding expansion of owned store locations, (12) changes in our cash position, a change in our business model or a change in the manufacturing or commercial construction industries could cause us to alter the introduction of new products, (13) an economic downturn across multiple industries and geographic regions could negate the protections thought to be provided to us by the number of our customers and the varied markets they represent, (14) our ability to pass freight costs on to our customers could be adversely impacted by, in the short term, changes in fuel prices and by competitive selling pressures, (15) a change in our ability to generate free cash flow resulting from a slowdown in our sales or our inability to manage expenses could negatively impact the funding of our expansion plans, (16) an upturn or downturn in the economy could alter, from historic norms, the time it typically takes a new store to achieve profitability or operating results comparable to existing stores and the rate of growth, and variability, of sales at older store locations, (17) a change in accounting for stock-based compensation or the assumptions used could change the amount of stock-based compensation recognized, (18) changes in our competitors' business models could negatively impact the growth of our market share and our ability to capitalize on that growth in the future, and (19) a strengthening of the economy or an improvement in the manufacturing and commercial construction industries could change the impact of the Holo-Krome acquisition on our 2010 sales. A discussion of other risks and uncertainties which could cause our operating results to vary from anticipated results or which could materially adversely affect our business, financial condition, or operating results is included later in this Form 10-K under the heading entitled "Item 1A. Risk Factors".

PRESENTATION OF DOLLAR AMOUNTS

All dollar amounts in this Form 10-K are presented in thousands, except for share and per share information or unless otherwise noted.

PART I

ITEM 1. BUSINESS

Fastenal Company (together with our wholly owned subsidiaries, hereinafter referred to as Fastenal or the Company or by terms such as we, our, or us) began as a partnership in 1967, and was incorporated under the laws of Minnesota in 1968. As of December 31, 2009, we had 2,369 store locations located in the United States (50 states), Puerto Rico, Canada (10 provinces), Mexico (25 states), Singapore, China, The Netherlands, Hungary, and Malaysia, and employed 8,491 people at these store locations. In addition, there were 3,554 people employed in various support positions. These support roles consisted of distribution and manufacturing (2,187 people) and administrative and sales support (1,367 people).

We sell industrial and construction supplies in a wholesale and retail fashion. As of December 31, 2009 these industrial and construction supplies were grouped into ten product lines described further below.

We operated 14 distribution centers in North America as of December 31, 2009 from which we distribute products to our store and in-plant locations.

Our Internet address for corporate and investor information is www.fastenal.com. The information contained on this website or connected to our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this report.

Development of the Business

Fastenal began in 1967 with a marketing strategy of supplying threaded fasteners to customers in small, medium-sized, and, in subsequent years, large cities. We believe our success can be attributed to our ability to offer our customers a full line of products at convenient locations and to the high quality of our employees.

We opened our first store in Winona, Minnesota, a city with a population of approximately 25,000. The following table shows our consolidated net sales for each fiscal year during the last ten years and the number of our store locations at the end of each of the last ten years:

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Net sales (in millions)	$ **1,930.3**	2,340.4	2,061.8	1,809.3	1,523.3	1,238.5	994.9	905.4	818.3	755.6
Number of stores at year end	**2,369**	2,311	2,160	2,000	1,755	1,533	1,314	1,169	1,025	897

As of December 31, we operated store locations in:

Geographic location	**2009**	2008
United States	**2,153**	2,097
Puerto Rico	**9**	8
Canada	**169**	169
Mexico	**32**	33
Singapore	**1**	1
The Netherlands	**1**	2
China	**2**	1
Hungary	**1**	—
Malaysia	**1**	—
	2,369	2,311

We have closed 29 stores in our history, and of these locations, we subsequently reopened in six of these markets when the expansion of our product line or the expansion of our distribution network improved profitability of stores in these markets. Of the remaining 23 closed stores, 21 of these stores have a store located within ten miles of the originally closed store location.

We select new locations for our stores based on their proximity to our distribution network, population statistics, and employment data for manufacturing and construction. Historically, we have disclosed that we intend to continue opening new store locations and expect the rate of new store openings to be approximately 7% to 10% per year (calculated on the ending number of stores in the previous year). Given the recent economic slowdown, we decreased this range to 2% to 5% in 2009, but we expect to return to the 7% to 10% rate of annual openings in the latter half of 2010.

We stock all new stores with inventory drawn from all of our product lines. Subsequent to opening, store personnel may supplement the inventory offering to customize the selection to the needs of our local customer base.

We currently have several versions of store locations. The majority of our stores operate as a 'Fastenal store' and stock our 'expected inventory' format. During the 2002 to 2005 period, this format was referred to as the CSP (or Customer Service Project) format. The 'CSP project' was a significant store re-merchandising project during these years.

We believe, based on the demographics of the marketplace in North America, that there is sufficient potential in this geographic area to support at least 3,500 total stores. Many of the new store locations may be in cities in which we currently operate. Fastenal has not operated outside of North America long enough to assess the market potential of those markets.

In addition to the Fastenal store type discussed above, we also operate strategic account stores, strategic account sites, and "in-plant" sites. A strategic account store is a unique location that sells to multiple large customers and we include these in our store count. A strategic account site is essentially the same, but it typically operates out of an existing store location, rather than a unique location; therefore, it is not included in our store count. An "in-plant" site is a selling unit located in or near a customer's facility that sells product solely to that customer. "In-plant" sites are not included in the store count numbers as they represent a customer subset of a store.

We opened the following stores in the last five years:

	2009	2008	2007	2006	2005
United States	**62**	138	141	210	198
Puerto Rico	**1**	—	—	—	—
Canada	**2**	21	11	25	17
Mexico	**1**	2	9	10	5
Singapore	—	—	—	—	—
The Netherlands	—	—	—	—	1
China	**1**	—	—	—	1
Hungary	**1**	—	—	—	—
Malaysia	**1**	—	—	—	—
Total openings	**69**	161	161	245	222

We plan to open additional stores outside of the United States in the future. The stores located outside the United States contributed approximately 8% of our consolidated net sales in 2009, with approximately 72% of this amount attributable to our Canadian operations.

No assurance can be given that any of the expansion plans described above will be achieved, or that new store locations, once opened, will be profitable.

It has been our experience that near-term profitability has been adversely affected by the opening of new store locations. This adverse effect is due to the start-up costs and the time necessary to generate a customer base. A new store generates its sales from direct sales calls, a slow process involving repeated contacts. As a result of this process, sales volume builds slowly and it typically requires ten to twelve months for a new store to achieve its first profitable month, although this time frame has been longer in the current economic downturn. Of the 33 stores opened in the first quarter of 2009, 11 were profitable in the fourth quarter of 2009.

The data in the following table shows the change in the average sales of our stores from 2008 to 2009 based on the age of each store. The stores opened in 2009 contributed approximately $15,172 (or approximately 0.8%) of our consolidated net sales in 2009, with the remainder coming from stores opened prior to 2009.

Age of stores on December 31, 2009	Year opened	Number of stores in group on December 31, 2009	Closed stores[1]	Average sales 2008	**Average sales 2009**	Percent Change
0–1 year old	2009	69	—	$ —	$ **220** [2]	— %
1–2 years old	2008	161	—	601 [2]	**465**	—
2–3 years old	2007	161	—	543	**512**	(5.7)
3–4 years old	2006	243	2/0	601	**503**	(16.4)
4–5 years old	2005	220	2/0	684	**557**	(18.5)
5–6 years old	2004	217	1/1	815	**656**	(19.4)
6–7 years old	2003	148	3/0	818	**650**	(20.5)
7–8 years old	2002	139	1/2	886	**732**	(17.3)
8–9 years old	2001	125	1/1	1,186	**901**	(24.1)
9–10 years old	2000	87	0/1	1,077	**863**	(19.9)
10–11 years old	1999	44	—	1,301	**1,028**	(21.0)
11–12 years old	1998	118	0/2	1,233	**969**	(21.4)
12–16 years old	1994-1997	384	0/2	1,279	**977**	(23.7)
16+ years old	1967-1993	253	—	2,205	**1,766**	(19.9)

1 We closed ten stores and nine stores and converted one store and two stores in 2009 and 2008, respectively. The respective average sales above were calculated assuming the store closed mid year. The number of closed locations is noted in the table above as 2009 number/2008 number.
2 The average sales include sales of stores open for less than the full fiscal year.

As of December 31, 2009, we operated distribution centers in or near Winona, Minnesota; Indianapolis, Indiana; Dallas, Texas; Atlanta, Georgia; Scranton, Pennsylvania; Modesto, California; Seattle, Washington; Akron, Ohio; Salt Lake City, Utah; Greensboro, North Carolina; Kansas City, Kansas; Toronto, Ontario (Canada); Edmonton, Alberta (Canada); and Monterrey, Nuevo Leon (Mexico). These 14 distribution centers give us over 2.6 million square feet of distribution capacity. These distribution centers are located so as to permit twice-a-week to five times-a-week deliveries to our stores using our trucks and overnight delivery by surface common carrier. As the number of stores increases, we intend to add new distribution centers.

Our Information Systems department is responsible for developing, implementing and maintaining computer based technology used to support business functions within Fastenal. Corporate, e-Business and distribution center systems are primarily supported from a central location(s), while each store uses a locally installed Point-Of-Sale (POS) system. The systems consist of both customized and purchased software. A dedicated Wide Area Network (WAN) is used to provide connectivity between systems and authorized users.

Trademarks and Service Marks

We conduct business under various trademarks and service marks, including: Fastenal®, FAS-N-IT®, FNL®, Blackstone®, Rock River®, Blue Global®, Fastenal Racing®, FNL G9®, Equiprite™, Clean Choice®, Bodyguard™, Profitter®, Dynaflo™, FMT™, Tritan™, Caliber™, PowerPhase™, and, as of December 19, 2009, Holo-Krome®. We utilize a variety of designs and tag lines in connection with each of these marks, including *First In Fasteners*™. Although we do not believe our operations are substantially dependent upon any of our trademarks or service marks, we consider the 'Fastenal' name and our other trademarks and service marks to be valuable to our business.

Products

Our original product offerings were fasteners and other industrial and construction supplies, many of which are sold under the Fastenal® product name. This product line, which we refer to as the fastener product line, consists of two broad categories: threaded fasteners, such as bolts, nuts, screws, studs, and related washers; and miscellaneous supplies, such as paints, various pins and machinery keys, concrete anchors, batteries, sealants, metal framing systems, wire rope, strut, private-label stud anchors, rivets, and related accessories.

Threaded fasteners are used in most manufactured products and building projects, and in the maintenance and repair of machines and structures. Many aspects of the threaded fastener market are common to all cities. Variations from city to city that do exist typically relate to the types of businesses operating in a market or to the environmental conditions in a market. Therefore, we open each store with a broad selection of base stocks of inventory and then allow the local store and district leaders to tailor the additional inventory to the local market demand as it develops.

Threaded fasteners accounted for approximately 90% of the fastener product line sales in 2009, 2008, and 2007 and approximately 45%, 46%, and 46% of our consolidated net sales in 2009, 2008, and 2007, respectively. Concrete anchors make up the largest portion of the miscellaneous supply items included in the fastener product line. Most concrete anchors use threaded fasteners as part of the completed anchor assembly.

Since 1993, we have added additional product lines. These product lines are sold through the same distribution channel as the original fastener product line. Our product lines include the following:

Product line:	Year introduced	Approximate number of stock items	Private label product name
Fasteners	1967	410,000	Fastenal®, FNL G9®, Rock River®
Tools	1993	136,000	Fastenal®, Blackstone®, Rock River®
Cutting tools	1996	251,000	Blackstone®, FMT™, Tritan™
Hydraulics & pneumatics	1996	64,000	Fastenal®, Profitter®, Dynaflo™
Material handling	1996	18,000	EquipRite™, Caliber™
Janitorial supplies	1996	16,000	Clean Choice®
Electrical supplies	1997	25,000	PowerPhase™
Welding supplies[1]	1997	34,000	Blackstone™
Safety supplies	1999	30,000	Fastenal®, Bodyguard™
Metals	2001	12,000	Fastenal®

[1] We do not sell welding gases.

We plan to continue to add other products in the future.

Inventory Control

Our inventory stocking levels are determined using our computer systems, our sales personnel at the store, district, and region levels, and our product managers. The data used for this determination is derived from sales activity from all of our stores, from individual stores, and from different geographic areas. It is also derived from vendor information and from customer demographic information. The computer system monitors the inventory level for all stock items and triggers replenishment, or prompts a buyer to purchase, as necessary, based on an established minimum-maximum level. All stores stock a base inventory and may expand beyond preset inventory levels as deemed appropriate by their district managers. Inventories in distribution centers are established from computerized data for the stores served by the respective centers. Inventory quantities are continuously re-balanced utilizing an automated transfer mechanism we call 'inventory re-distribution'.

Manufacturing and Support Services Operations

In 2009, approximately 94.5% of our consolidated net sales were attributable to products manufactured by other companies to industry standards. The remaining 5.5% related to products manufactured, modified or repaired by our manufacturing division or our support services. The manufactured products consist primarily of non-standard sizes of threaded fasteners made to customers' specifications. The services provided by the support services group include, but are not limited to, items such as tool repair, band saw blade welding, third-party logistics, and light manufacturing. We engage in these activities primarily as a service to our customers and expect these activities in the future to continue to contribute in the range of 4% to 10% of our consolidated net sales.

Sources of Supply

We use a large number of suppliers for the approximately 996,000 standard stock items we distribute. Most items distributed by our network can be purchased from several sources, although preferred sourcing is used for some stock items to facilitate quality control. No single supplier accounted for more than 5% of our purchases in 2009.

Geographic Information

Information regarding our revenues and certain assets by geographic location is set forth in note 8 to the Notes to Consolidated Financial Statements included later in this Form 10-K under the heading "Item 8. Financial Statements and Supplementary Data". Foreign currency fluctuations, changes in trade relations, or fluctuations in the relative strength of foreign economies could impact our ability to procure products overseas at competitive prices and our foreign sales.

Customers and Marketing

We believe our success can be attributed to our ability to offer customers a full line of quality products at convenient locations, and to the superior service orientation and expertise of our employees. Most of our customers are in the construction and manufacturing markets. The construction market includes general, electrical, plumbing, sheet metal, and road contractors. The manufacturing market includes both original equipment manufacturers and maintenance and repair operations. Other users of our products include farmers, truckers, railroads, mining companies, federal, state and local governmental entities, schools, and certain retail trades. During the fourth quarter of 2009, our total number of active customer accounts (defined as accounts having purchase activity within the last 90 days) was approximately 356,000.

During each of the three years ended December 31, 2009, no one customer accounted for a significant portion of our sales. We believe that our large number of customers together with the varied markets that they represent, provide some protection to us from economic downturns.

Store personnel generate a significant portion of our sales through direct calls on customers. Because of the nature of our business, we make limited use of the more expensive forms of mass media advertising such as television, radio, and newspapers. The forms of advertising we use include signs, catalogs, and direct mailings.

Competition

Our business is highly competitive. Competitors include both large distributors located primarily in large cities and smaller distributors located in many of the same cities in which we have stores. We believe that the principal competitive factors affecting the markets for our products are customer service, price, and convenience.

Some competitors use vans to sell their products in markets away from their main warehouses, while others rely on mail order, websites, or telemarketing sales. We, however, believe that the convenience provided to customers by operating stores in small, medium, and large markets, each offering a wide variety of products, is a competitive selling advantage and that the large number of stores in a given area, taken together with our ability to provide frequent deliveries to such stores from centrally located distribution centers, makes possible the prompt and efficient distribution of products. Having trained personnel at each store also enhances our ability to compete (see "Employees" below).

Employees

As of December 31, 2009, we employed a total of 12,045 full and part-time employees, 8,491 of whom were employed at a store location, 2,187 of whom were employed in one of our distribution centers, manufacturing operations, or service operations, and the remaining 1,367 of whom were employed at one of our administrative support facilities or home office.

We believe the quality of our employees is critical to our ability to compete successfully in the markets we currently serve and to our ability to open new stores in new markets. We foster the growth and education of skilled employees throughout the organization by operating training programs and by decentralizing decision-making. Wherever possible, promotions are from within our organization. For example, most new store managers are promoted from an outside sales position and district managers (who supervise a number of stores) are usually former store managers.

The Fastenal School of Business (our internal corporate university program) develops and delivers a comprehensive array of industry and company specific education and training programs that are offered to all Fastenal employees. Our school of business provides core curricula focused on key competencies determined to be critical to the success of our employees' performance. In addition, we provide specialized educational tracks within various institutes of learning. These institutes of learning are advanced levels that provide specific concentrations of education and development and have been designed to focus on the critical aspects of our business. These institutes provide a focused educational experience to enhance employee performance in relevant business areas such as leadership, effective store best practices, sales and marketing, product education, and distribution.

Our sales personnel are compensated with a modest base salary and an incentive bonus arrangement that places emphasis on achieving increased sales on a store and regional basis, while still attaining targeted levels of, among other things, gross profit and collections. As a result, a significant portion of our total employment cost varies with sales volume. We also pay incentive bonuses to our leadership personnel based on one or more of the following factors: sales growth, profit growth (before and after taxes), profitability, and return on assets, and to our other personnel for achieving pre-determined departmental, project, and cost containment goals.

None of our employees are subject to a collective bargaining agreement and we have experienced no work stoppages. We believe our employee relations are good.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge on or through our website at www.fastenal.com as soon as reasonably practicable after such reports have been filed with or furnished to the SEC.

ITEM 1A. RISK FACTORS

In addition to the other information in this Form 10-K, the following factors should be considered in evaluating our business. Our operating results depend upon many factors and are subject to various risks and uncertainties. The material risks and uncertainties known to us which may cause the operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:

A downturn in the economy and other factors may affect customer spending, which has harmed and could continue to harm our operating results.

In general, our sales represent spending on discretionary items or consumption needs by our customers. This spending is affected by many factors, including, among others:

- general business conditions,
- business conditions in our principal markets,
- interest rates,
- inflation,
- liquidity in credit markets,
- taxation,
- fuel prices and electrical power rates,
- unemployment trends,
- terrorist attacks and acts of war, and
- other matters that influence customer confidence and spending.

A downturn in either the national or local economy where our stores operate or changes in any of the other factors described above could negatively impact sales at our stores and their level of profitability.

This risk has come to bear during the last four months of 2008 and all of 2009. As the economic condition in North America has weakened significantly, our customers, which operate principally in various manufacturing, non-residential construction, and services sectors, have experienced a pronounced slowdown that has adversely impacted our sales and operating results. A lag in these sectors, even as the general economy improves, would continue to adversely impact our business.

Our current estimate for total store market potential in North America could be incorrect.

One of our primary growth strategies is to grow our business through the introduction of stores into new markets. Based on a snapshot of current marketplace demographics in the U.S., Canada, and Mexico, we currently estimate there is potential market opportunity in North America to support approximately 3,500 stores. We cannot guarantee that our market potential estimates are accurate or that we will open stores to reach the full market opportunity. In addition, a particular local market's ability to support a store may change because of a change in our store format or the presence of a competitor's store.

We may be unable to meet our goals regarding new store openings.

Our growth, in part, is primarily dependent on our ability to attract new customers. Historically, the most effective way to attract new customers has been opening new stores. Our current business strategy focuses on opening stores at a rate of approximately 7% to 10% each year, although the economic slowdown in the latter 4 months of 2008 and all of 2009 caused us to adjust this rate to 2% to 5% for 2009. We anticipate returning to our historical rate of 7% to 10% in the second half of 2010. Failure to open stores at this rate could negatively impact our long-term growth.

Our current business strategy 'pathway-to-profit', which involves reducing our rate of new store openings and using the money saved to add outside sales personnel to existing stores, has not yet proven successful on a long-term basis.

In April 2007, we introduced our 'pathway to profit' strategy. This strategy involves slowing our annual new store openings from our historical rate of 13% to 18% to approximately 7% to 10%. The funds saved by opening fewer stores would be invested in additional outside sales personnel, with the goal of increasing our average annual per store sales, capturing earnings leverage, and increasing our pre-tax operating margin. At the time we introduced this strategy, we believed that, over the five year period from 2007 to 2012, we could grow our average store sales to $125 thousand per month and grow our pre-tax operating margin from 18% to 23%. The economic weakness that dramatically worsened in the fall of 2008 and continued into 2009 caused us to alter this strategy during 2009 by temporarily slowing our annual new store openings to a range of approximately 2% to 5% and temporarily stopping headcount additions except at newly opened stores and stores that are growing. Because of this economic setback, we believe that the time required to achieve our goals for 'pathway to profit' will be delayed 24 to 30 months. However, we cannot assure even these delayed results. A more prolonged downturn in the economy than expected, the prospect of future economic deterioration, difficulty in successfully attracting and retaining qualified outside sales personnel, and failure to successfully change our selling process could further adversely impact our ability to grow average store sales, capture earnings leverage, and achieve desired pre-tax earnings results.

Changes in customer or product mix, downward pressure on sales prices, and changes in volume of orders could cause our gross margin percentage to fluctuate or decline in the future.

Changes in our customer or product mix, downward pressure on sales prices, and changes in the volume of our orders could cause our gross margin percentage to fluctuate or decline. From time to time we have experienced changes in product mix. For example, marketing activities to existing customers and needs communicated to us from existing and prospective customers have caused us to change our product mix in the past. When we change our product mix, there can be no assurance that we will be able to maintain our historical gross margins. In addition, gross margins can deteriorate if we experience downward pressure on sales prices as a result of deflation, pressures on customers to reduce costs or increased competition, as was the case in 2009. Furthermore, reductions in our volume of purchases, as also happened in 2009, can adversely impact gross margins by reducing vendor volume allowances.

Opening stores in new markets presents increased risks that may prevent us from being profitable in these new locations.

We intend to open stores in new markets pursuant to our growth strategy. New stores do not typically achieve operating results comparable to our existing stores until after several years of operation, and stores in new markets face additional challenges to achieving profitability. A new store generates its sales from direct sales calls, a slow process involving repeated contacts. In new markets, we have less familiarity with local customer preferences and customers in these markets are less familiar with Fastenal's name and capabilities. In addition, entry into new markets may bring us into competition with new, unfamiliar competitors. We cannot assure success in operating our stores in new markets on a profitable basis.

New store openings may negatively impact our operating results.

While new stores build the infrastructure for future growth, the first year sales in new stores are low, and the added expenses relating to payroll, occupancy, and transportation costs can impact our ability to leverage earnings. It has been our experience that new stores take approximately ten to twelve months to achieve profitability. We cannot assure you that we will be successful in operating our new stores on a profitable basis.

The ability to identify new products and products lines, and integrate them into our store and distribution network, may impact our ability to compete and our sales and margins.

Our success depends in part on our ability to develop product expertise at the store level and identify future products and product lines that complement existing products and product lines and that respond to our customers' needs. We may not be able to compete effectively unless our product selection keeps up with trends in the markets in which we compete or trends in new products. In addition, our ability to integrate new products and product lines into our stores and distribution network could impact sales and margins.

Increases in energy costs and the cost of raw materials used in our products could impact our cost of goods and distribution and occupancy expenses, which may result in lower operating margins.

Costs of raw materials used in our products (e.g., steel) and energy costs have fluctuated during the last several years. Increases in these costs result in increased production costs for our vendors. These vendors typically look to pass their increased costs along to us through price increases. The fuel costs of our distribution and store operations have fluctuated as well. While we typically try to pass increased vendor prices and fuel costs through to our customers or to modify our activities to mitigate the impact, we may not be successful. Failure to fully pass any such increased prices and costs through to our customers or to modify our activities to mitigate the impact would have an adverse effect on our operating margins.

Our ability to successfully attract and retain qualified personnel to staff our stores could impact labor costs, sales at existing stores, and the rate of new store openings.

Our success depends in part on our ability to attract, motivate, and retain a sufficient number of qualified employees, including store managers, outside sales personnel, and other store associates, who understand and appreciate our culture and are able to adequately represent this culture to our customers. Qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply in some areas, and the turnover rate in the industry is high. If we are unable to hire and retain personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and product knowledge, our sales could be materially adversely affected. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. An inability to recruit and retain a sufficient number of qualified individuals in the future may also delay the planned openings of new stores. Any such delays, material increases in employee turnover rates at existing stores, or increases in labor costs, could have a material adverse effect on our business, financial condition or operating results.

Inclement weather and other disruptions to the transportation network could impact our distribution system.

Our ability to provide efficient distribution of core business products to our store network is an integral component of our overall business strategy. Disruptions at distribution centers or shipping ports, due to events such as the hurricanes of 2005 and the longshoreman's strike on the West Coast in 2002, may affect our ability to both maintain core products in inventory and deliver products to our customers on a timely basis, which may in turn adversely affect our results of operations. In addition, severe weather conditions could adversely affect demand for our products in particularly hard hit regions.

We are exposed to foreign currency exchange rate risk, and changes in foreign exchange rates could increase our costs to procure products and our foreign sales.

Because the functional currency related to most of our foreign operations is the applicable local currency, we are exposed to foreign currency exchange rate risk arising from transactions in the normal course of business, such as sales to third party customers and purchases from suppliers denominated in foreign currencies. In addition, fluctuations in the relative strength of foreign economies could impact our ability to procure products overseas at competitive prices and our foreign sales. Our primary exchange rate exposure is with the Canadian dollar.

We may not be able to compete effectively against our competitors, which could harm our business and operating results.

The industrial, construction, and maintenance supply industry, although consolidating, still remains a large, fragmented industry that is highly competitive. Our current or future competitors include companies with similar or greater market presence, name recognition, and financial, marketing, and other resources, and we believe they will continue to challenge us with their product selection, financial resources, and services. Increased competition in markets in which we have stores or the adoption by competitors of aggressive pricing strategies and sales methods could cause us to lose market share or reduce our prices or increase our spending, thus eroding our margins.

Our revenues and net income may be adversely affected by economic conditions, political situations, and changing laws and regulations in foreign countries, over which we have no control.

We obtain certain of our products, and our suppliers obtain certain of their products, from China, Taiwan, South Korea, Mexico, and other foreign countries. Our vendors could discontinue selling products manufactured in foreign countries at any time for reasons that may or may not be in our control or the vendor's control, including foreign government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions and trade issues. Our operating results and inventory levels could suffer if we are unable to promptly replace a vendor who is unwilling or unable to satisfy our requirements with a vendor providing equally appealing products.

The industrial, construction, and maintenance supply industry is consolidating, which could cause it to become more competitive and could negatively impact our business.

The industrial, construction and maintenance supply industry in North America is consolidating. This consolidation is being driven by customer needs and supplier capabilities, which could cause the industry to become more competitive as greater economies of scale are achieved by suppliers. Customers are increasingly aware of the total costs of fulfillment and of the need to have consistent sources of supply at multiple locations. We believe these customer needs could result in fewer suppliers as the remaining suppliers become larger and capable of being a consistent source of supply.

There can be no assurance that we will be able in the future to take advantage effectively of the trend toward consolidation. The trend in our industry toward consolidation could make it more difficult for us to maintain operating margins. Furthermore, as our industrial and construction customers face increased foreign competition, and potentially lose business to foreign competitors or shift their operations overseas in an effort to reduce expenses, we may face increased difficulty in growing and maintaining our market share and growth prospects.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES

We own seven facilities in Winona, Minnesota. These facilities are as follows:

Purpose	Approximate Square Feet
Distribution center and home office	213,000
Manufacturing facility	100,000
Computer support center	13,000
Winona store	15,000
Winona product support and support services facility	55,000
Rack and shelving storage	42,000
Multi-building complex which houses certain operations of the distribution group and home office support group	30,000

We also own the following facilities, excluding store locations, outside of Winona, Minnesota:

Purpose	Location	Approximate Square Feet
Distribution center	Indianapolis, Indiana	414,000[1]
Storage facility and office building	Indianapolis, Indiana	419,000
Distribution center	Atlanta, Georgia	198,000
Distribution center	Dallas, Texas	176,000[2]
Distribution center	Scranton, Pennsylvania	160,000
Distribution center	Akron, Ohio	102,000
Distribution center	Kansas City, Kansas	300,000
Distribution center	Toronto, Ontario, Canada	62,000
Distribution center	Greensboro, North Carolina	250,000
Distribution center	Modesto, California	320,000
Manufacturing facility	Rockford, Illinois	100,000

[1] In addition, this facility has an auxiliary building which contains an automated storage and retrieval system with capacity of 52,000 pallet locations.

[2] In addition, this facility has an auxiliary building which contains an automated storage and retrieval system with capacity of 14,000 pallet locations.

In addition, we own 172 buildings that house our store locations in various cities throughout North America and are in the process of building or renovating another 2 owned store locations for future use.

All other buildings we occupy are leased. Leased stores range from approximately 3,500 to 10,000 square feet, with lease terms of up to 60 months (most lease terms are for 36 to 48 months). We also lease the following:

Purpose	Location	Approximate Square Feet	Lease Expiration Date	Remaining Lease Renewal Options
Distribution center	Seattle, Washington	55,000	April 2011	None
Distribution center	Salt Lake City, Utah	22,000	July 2012	None
Distribution center	Monterrey, Nuevo Leon, Mexico	14,000	September 2010	None
Distribution center	Edmonton, Alberta, Canada	18,000	July 2013	None
Manufacturing facility	West Hartford, Connecticut	200,000	December 2011	None

If economic conditions are suitable, we will, in the future, consider purchasing store locations to house our older stores. It is anticipated the majority of new store locations will continue to be leased. It is our policy to negotiate relatively short lease terms to facilitate relocation of particular store operations, when desirable. Our experience has been that space suitable for our needs and available for leasing is more than sufficient.

ITEM 3. LEGAL PROCEEDINGS

A discussion of our policies with respect to legal proceedings is discussed in the management's discussion and analysis and our legal proceedings and other loss contingencies as described in Note 10 of the consolidated financial statements. The description of our legal proceedings in Note 10 of the consolidated financial statements to this filing is incorporated herein by reference.

On October 18, 2007, a complaint was filed in the United States District Court for the Northern District of California against Fastenal on behalf of two former employees claiming to represent all employees employed in the store position of Assistant General Manager in the United States within three years prior to the filing date (four years for California employees). The suit alleged Fastenal misclassified its Assistant General Managers as exempt for purposes of the overtime provisions of the Fair Labor Standards Act and California, Oregon, and Pennsylvania state statutes. This suit also alleged that Assistant General Managers in California did not receive sufficient meal breaks and paid rest periods under the California Labor Code. An opt-in class was certified for this action.

On August 29, 2008, we issued a press release announcing a preliminary agreement to settle the class action lawsuit noted above. While we deny the allegations underlying the lawsuit, we agreed to enter into the settlement agreement in order to avoid significant legal fees, the uncertainty of a jury trial, distractions to our operations, and other expenses and management time that would have to be devoted to protracted litigation. The settlement, which received court approval in 2009, fully resolves all claims brought by the plaintiffs in this lawsuit. Pursuant to the settlement, we made a cash payment of $10 million in the fourth quarter of 2009 to cover claims by eligible class members, plaintiff attorneys' fees and costs, and payments to the named plaintiffs and their attorneys. The expense for this settlement was recorded in the third quarter of 2008. We do not expect the settlement to have any material impact on our operating results going forward.

In early February 2010, we received a letter from a fastener supplier dated January 26, 2010. This letter threatened to sue us for our alleged violation of an exclusive distribution arrangement this supplier believes exists between our organizations. In addition, this supplier provided a press release and a video regarding the claim that they threatened to make public unless we agreed to mediation of the claim. We have performed a preliminary internal review during the last several days to understand (1) who this supplier is and (2) the nature of our relationship with this supplier. While we have had only a limited time to investigate this matter, we have determined that this supplier manufacturers a niche type of fastener and that the total volume of purchases by us, from all suppliers, over the purported term of this alleged exclusivity arrangement of this niche type of fastener does not exceed $1 million. Based on our preliminary inquiry, we believe it is remote that this claim would have a material adverse impact on our financial position, cash flow, or results of operations. While we are not required to disclose this matter under the rules of the SEC, we believe that disclosure is prudent due to the alleged amount of the claim and the threat to make these allegations public.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM X. EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of Fastenal Company are:

Name	Employee of Fastenal since	Age	Position
Willard D. Oberton	1980	51	Chief Executive Officer, President, and Director
Daniel L. Florness	1996	46	Executive Vice President and Chief Financial Officer
Nicholas J. Lundquist	1979	52	Executive Vice President-Sales
Leland J. Hein	1985	49	Executive Vice President-Sales
Steven A. Rucinski	1980	52	Executive Vice President-Sales
Reyne K. Wisecup	1988	47	Executive Vice President-Human Resources and Director
James C. Jansen	1992	39	Executive Vice President-Operations

Mr. Oberton has been our chief executive officer and president since December 2002. From July 2001 through December 2002, Mr. Oberton was our president and chief operating officer. Mr. Oberton has also served as one of our directors since June 1999.

Mr. Florness has been our executive vice-president and chief financial officer since December 2002. From June 1996 to November 2002, Mr. Florness was our chief financial officer.

Mr. Lundquist has been one of our executive vice presidents - sales since November 2007. Mr. Lundquist's responsibilities include complete sales and operational oversight over a substantial portion of our business. From December 2002 to November 2007, Mr. Lundquist was our executive vice president and chief operating officer.

Mr. Hein has been one of our executive vice presidents - sales since November 2007. Mr. Hein's responsibilities include complete sales and operational oversight over a substantial portion of our business. Prior to November 2007, Mr. Hein served in various sales leadership roles, most recently serving as leader of our Winona and Kansas City based regions.

Mr. Rucinski has been one of our executive vice presidents - sales since November 2007. Mr. Rucinski's responsibilities include complete sales and operational oversight over our international business. Prior to November 2007, Mr. Rucinski served in various sales leadership roles, most recently serving as leader of national accounts.

Ms. Wisecup has been our executive vice president - human resources since November 2007. Prior to November 2007, Ms. Wisecup served in various support roles, most recently serving as director of employee development. Ms. Wisecup has served as one of our directors since 2000.

Mr. Jansen has been our executive vice president - operations since January 2010. Mr. Jansen's responsibilities include distribution development as well as manufacturing. From November 2007 to January 2010, Mr. Jansen was our executive vice president - internal operations. From June 2005 to November 2007, Mr. Jansen served as leader of systems development (this role encompassed both information systems and distribution systems development). From April 1999 to June 2005, Mr. Jansen was the leader of our Dallas, Texas based region.

The executive officers are elected by our board of directors for a term of one year and serve until their successors are elected and qualified. None of our executive officers are related to any other such executive officer or to any of our other directors.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Data

Our shares are traded on The NASDAQ Stock Market under the symbol "FAST". As of February 1, 2010, there were approximately 1,500 recordholders of our common stock, which includes nominees or broker dealers holding stock on behalf of an estimated 104,000 beneficial owners.

The following table sets forth, by quarter, the high and low closing sale price of our shares on The NASDAQ Stock Market for 2009 and 2008.

2009:	High	Low	2008:	High	Low
First quarter	**$ 37.53**	**26.16**	First quarter	$ 46.94	33.13
Second quarter	**$ 38.74**	**32.15**	Second quarter	$ 51.76	43.16
Third quarter	**$ 40.13**	**30.56**	Third quarter	$ 55.45	42.23
Fourth quarter	**$ 42.19**	**34.50**	Fourth quarter	$ 45.25	31.87

In 2009, we paid semi-annual dividends of $.35 and $.37 per share. In 2008, we paid semi-annual dividends of $.25 and $.27 per share. In December 2008, we paid a special one-time dividend of $.27 per share. On January 18, 2010, we announced a semi-annual dividend of $.40 per share to be paid on February 26, 2010 to shareholders of record at the close of business on February 15, 2010. We expect that we will continue to pay comparable semi-annual cash dividends in the foreseeable future, provided that any future determination as to payment of dividends will depend upon our financial condition and results of our operations and such other factors as are deemed relevant by our board of directors.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1-31, 2009	600,000	$37.32	600,000	1,400,000
November 1-30, 2009	500,000	$37.42	1,100,000	900,000
December 1-31, 2009	——	——	1,100,000	900,000
Total	1,100,000	$37.37	1,100,000	900,000

The Fastenal Company Common Stock Comparative Performance Graph

Set forth below is a graph comparing, for the five years ended December 31, 2009, the yearly cumulative total shareholder return on our common stock with the yearly cumulative total shareholder return of the S&P Composite Index and an index (the Peer Group Index) of a group of peer companies selected by us (the Peer Group). The companies in the Peer Group are Lawson Products, Inc., MSC Industrial Direct Co., Inc. Airgas, Inc., and W.W. Grainger, Inc. Fastenal is not included in the Peer Group.

In calculating the yearly cumulative total shareholder return of the Peer Group Index, the shareholder returns of the companies included in the Peer Group are weighted according to the stock market capitalization of such companies at the beginning of each period for which a return is indicated.

The comparison of total shareholder returns in the performance graph assumes that $100 was invested on December 31, 2004 in Fastenal Company, the S&P Composite Index and the Peer Group Index, and that dividends were reinvested when and as paid.

Comparison of Five Year Cumulative Total Return Among Fastenal Company, Peer Group Index, and S&P Composite Index


200
150
100
50
0
2004
2005
2006
2007
2008
2009
FASTENAL COMPANY
PEER GROUP INDEX
S&P COMPOSITE INDEX

	2004	2005	2006	2007	2008	2009
Fastenal Company	100.00	128.46	118.97	135.50	119.07	**145.40**
Peer Group Index	100.00	104.91	121.48	128.16	80.74	**102.11**
S&P Composite Index	100.00	112.91	118.37	144.17	124.37	**155.90**

ITEM 6. SELECTED FINANCIAL DATA

Incorporated herein by reference is Ten-Year Selected Financial Data on page 5 of Fastenal's 2009 Annual Report to Shareholders of which this Form 10-K forms a part, a portion of which is filed as Exhibit 13 to this Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Form 10-K. Certain tabular information will not foot due to rounding.

Business Overview – Fastenal is a North American leader in the wholesale distribution of industrial and construction supplies. We operate stores primarily located in North America. On December 31, 2009, we operated 2,369 company-owned or leased store locations.

Most of our customers are in the manufacturing and construction markets. The manufacturing market includes both original equipment manufacturers and maintenance and repair operations. The construction market includes general, electrical, plumbing, sheet metal, and road contractors. Other users of our products include farmers, truckers, railroads, mining companies, federal, state, and local governmental entities, schools, and certain retail trades. Geographically, our customers are primarily located in North America.

Similar to our first three quarterly reports in 2009, this annual report's discussion contains some additional points not typically covered in our reports in previous years. We believe these are important aspects that require added emphasis.

As we saw in the previous fifteen months, the weakened economy continues to have a substantial impact on our business. These impacts continue to negatively affect our sales, particularly related to our industrial production business (business where we supply products that become part of the finished goods produced by others) and, as the year progressed, our non-residential construction business. To place this in perspective – sales to our manufacturing customers (historically approximately 50% of sales) contracted approximately 10.1% in the fourth quarter and 18.8% for the year versus the same periods in 2008. This contraction is less severe in the maintenance portion of our manufacturing sales (business where we supply products that maintain the facility or the equipment of our customers engaged in manufacturing), but more severe in the production business. Our non-residential construction business (historically 20% to 25% of sales) contracted approximately 24.7% in the fourth quarter and 19.4% for the year versus the same periods in 2008. The remaining business (sales to other resellers, government business, transportation/warehousing, other industries, and in-store retail sales) produced better results as a group, but unfortunately, doesn't have enough impact to offset the manufacturing and construction impact. The annual 2009 sales growth/contraction compared to 2008 sales for the remaining business was as follows: Sales to other resellers – 26% contraction, government business – 16% growth, transportation/warehousing – 3% contraction, all other industries combined – 0% growth, and in-store retail sales – 14% contraction.

On a sequential basis, our daily average sales to our manufacturing customers improved each month since May 2009 (with the exception of July and December 2009 due to the holiday impact) versus the previous month. This trend was the first sequential improvement since September 2008. However, this improvement was partially offset by continued weakening in our non-residential construction business.

Sometimes our comments are an effort to share our perspective regarding the trends with you, our shareholder. The discussion above is an attempt to provide insight into activities with types of customers and the discussion under the headings 'Financial Overview' and 'Monthly Daily Sales Change' later gives a somewhat mechanical view of our business. Another way to think about our business is to compare our growth during a year to the act of climbing a stairway. This stairway has several predictable landings (i.e. April, July, and October to December), but generally speaking, climbs from January to October. The October landing then establishes the benchmark for the start of the next year.

History has identified these landings in our business cycle. They generally relate to months with impaired business days (i.e. certain holidays). The first landing centers on Easter, which alternates between March and April (it was in April in 2009), the second landing centers on July 4th, and the third landing centers on the approach of winter with its seasonal impact on primarily our construction business and on the Christmas / New Year holidays. The holidays we noted impact the trends because they either move from month-to-month or because they move around during the week.

The table below shows the pattern to the sequential change in our daily sales (see definition of daily sales later in this report). The line labeled 'Past' is an historical average of the results for the period 1998 to 2003. We chose this time frame because it had similar characteristics, a weaker industrial economy in North America, and could serve as a benchmark for a possible trend line. The '2009' line is our actual results and the 'Delta' line is the difference between the 'Past' and '2009'.

	Jan.[1]	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.
Past	0.9%	3.3%	2.9%	(0.3%)	3.4%	2.8%	(2.3%)	2.6%	2.6%	(0.7%)	(4.7%)	(6.0%)
2009	(18.3%)	(2.6%)	(1.4%)	(4.9%)	2.7%	1.7%	(3.6%)	5.5%	3.3%	(0.7%)	(2.0%)	(9.0%)
Delta	(19.2%)	(5.9%)	(4.3%)	(4.6%)	(0.7%)	(1.1%)	(1.3%)	2.9%	0.7%	0.0%	2.7%	(3.0%)

[1] The January figures represent the percentage change from the previous October, whereas the remaining figures represent the percentage change from the previous month.

In the October 2008 to January 2009 time frame, our economy dug a big hole, and pulled our sales results from daily average sales growth of 11.9% in October to a contraction of 8.5% in January. The 'Delta', or spread between the benchmark and the 2009 actual, in the February 2009 to April 2009 time frame averaged a negative 5.0%. This increased the daily sales contraction to 21.0% in April. The 'Delta' from May 2009 to July 2009 was not as significant, averaging a negative 1.1%; while this period was still painful, it began to show what we believe was the bottom of the drop. Finally, in the period from August 2009 to December 2009, the 'Delta' improved further, and averaged a positive 0.7%. Historically, we are hesitant to provide much forward looking commentary as we believe we are better able to provide value to our shareholders by managing the business and not by trying to predict the economy; however, our confidence in our ability to see year-over-year sales growth in the near future is buoyed by these trends.

During 2009, we attempted to balance long-term opportunities for growth with the necessary short-term reactions to the current reality. In this regard, we previously slowed our store openings for 2009 to a range of 2% to 5% new stores and we stopped adding any headcount except for store openings and for stores that are growing. Over the last several years, our 'pathway to profit' initiative has slowly altered our cost structure in that a greater portion is now variable versus fixed. This continues to help us today as we navigate through the current economic environment. As discussed in our third quarter report, we began to stabilize our store total headcount in that quarter and in October 2009 we began the steps to increase our rate of store openings. Assuming our confidence continues to be supported by an economy that is stable, we plan to continue increasing the rate of store openings, as we did in the fourth quarter of 2009, with the goal of resuming our historical rate of openings of 7% to 10% in the second half of 2010. This plan allows us to focus on the three drivers of our business: (1) average store size, which ultimately drives our level of profitability, (2) store headcount, and (3) store, or unit, growth. The last two drive our ability to grow our sales long-term.

Our balance sheet continues to be very strong and our operations have good cash generating characteristics. During 2009, we tried to manage it well. During 2009, we generated $306,070 (or 166.0% of net earnings) of operating cash flow; the comparable figure was $259,898 (or 92.9% of net earnings) in 2008. Our first quarter typically has stronger cash flow characteristics due to the timing of tax payments; this benefit reverses itself in the second, third, and fourth quarters as income tax payments go out in April, June, September, and December. The remaining amounts of cash flow from operating activities are largely linked to the pure dynamics of a distribution business and its strong correlation to working capital.

As we planned, our capital expenditures for 2009 were down from 2008. This primarily related to the Indianapolis, IN distribution expansion and to our new distribution center location near Dallas, TX. Most of the expenditures for these two locations occurred in 2008 and the first half of 2009. As indicated in our 2008 annual report, we expected our capital expenditures would drop from approximately $95,000 in 2008 to $65,000 in 2009. The actual 2009 figure came in at $52,538 with the difference being driven by lower capital expenditures for computer software and equipment, real estate, and vehicles. In 2010, we expect our capital expenditures will drop to approximately $40,000. Again, this reduction is driven by a significant drop in expenditures for the aforementioned Indianapolis and Dallas facilities. This reduction will be partially offset by some added spending for computer equipment and vehicles in 2010 and some potential real estate purchases for our manufacturing and distribution operations.

The strong free cash flow in 2009 (operating cash flow less net capital expenditures) allowed us to increase our first dividend payment (declared January 2009 and paid in March 2009) by 40% (from $.25 per share in 2008 to $.35 per share in 2009). This strong free cash flow also allowed us to increase our second dividend payment (declared July 2009 and paid in August 2009) by 37% (from $.27 per share in 2008 to $.37 per share in 2009). Given the economic environment, we are satisfied with our cash flow for 2009. As announced on January 18, 2010, our Board of Directors declared a dividend of $.40 per share to be paid in February 2010; this represents a 14.3% increase over our first dividend in 2009.

Financial Overview – During 2009, 2008, and 2007, the weakness of the global industrial environment negatively impacted our business. The impact of the economy is best reflected in the growth performance of our stores opened greater than ten years (2009 group reflects stores opened in 1999 and earlier) and opened greater than five years (2009 group reflects stores opened in 2004 and earlier). These two groups of stores are more cyclical due to the increased market share they enjoy in their local markets. The stores opened greater than two years (2009 group reflects stores opened in 2007 and earlier) represent a consistent same-store view of our business. The net sales change for each of the groups was as follows:

Store Age	2009	2008	2007
Opened greater than 10 years	**(21.1%)**	6.9%	4.4%
Opened greater than 5 years	**(20.6%)**	7.8%	6.1%
Opened greater than 2 years	**(19.5%)**	9.6%	7.3%

Net Sales – Net sales and percentage change in net sales were as follows:

	2009	2008	2007
Net sales	**$ 1,930,330**	$ 2,340,425	$ 2,061,819
Percentage change	**(17.5%)**	13.5%	14.0%

The 2009, 2008, and 2007 percentage change in net sales reflect a weakening economy since late 2006 versus a strengthening economy from summer 2003 to late 2006 in the North American market. The decrease in 2009 related to the general economic weakness in the global marketplace. The increase in net sales in 2008 and 2007 came primarily from unit sales growth in existing stores opened more than two years, growth in our newer product lines, and new store openings.

Stores opened in 2009 contributed approximately $15,172 (or 0.8%) to 2009 net sales. Stores opened in 2008 contributed approximately $74,945 (or 3.9%) to 2009 net sales and approximately $31,917 (or 1.4%) to 2008 net sales. The rate of growth in sales of store locations generally levels off after they have been open for five years, and, as stated earlier, the sales of older store locations typically vary more with the economy than do the sales of younger stores.

Monthly Daily Sales Change – Our business had daily sales changes (compared to the comparable month in the preceding year) as follows:

Month	2009	2008	2007
January	**(8.5%)**	15.6%	12.6%
February	**(10.5%)**	15.0%	11.8%
March	**(17.4%)**	16.9%	15.5%
April	**(21.0%)**	17.1%	12.0%
May	**(20.7%)**	16.0%	13.2%
June	**(22.5%)**	15.9%	14.8%
July	**(22.9%)**	14.8%	13.9%
August	**(21.4%)**	16.4%	13.4%
September	**(20.8%)**	14.3%	13.7%
October	**(18.7%)**	11.9%	14.7%
November	**(12.0%)**	6.8%	15.2%
December	**(8.6%)**	0.0%	16.8%

Note: Daily sales are defined as the sales for a period divided by the number of business days in a period.

The growth in 2007 generally represents a weakening environment which began in late 2006. The final three months of 2007 continued in the same variable fashion as the previous nine months but showed consistent improvement from the third quarter daily sales growth rate of 13.7%. Generally speaking, this improvement in late 2007 remained in the first nine months of 2008 and weakened in the October 2008 to December 2008 time frame. The slow-down in the final three months of 2008 and all of 2009 relate to the general economic weakness in the global marketplace. Note – see our discussion by customer type and about sequential trends earlier in this report.

Impact of Fuel Prices – Rising fuel prices negatively impacted 2007 and 2008; however, we did feel some relief in the final months of 2008 and the first nine months of 2009. During the first, second, third, and fourth quarter of 2009, our total vehicle fuel costs averaged approximately $1.7 million, $1.9 million, $2.1 million, and $2.0 million per month, respectively. During the first, second, third, and fourth quarter of 2008, our total vehicle fuel costs averaged approximately $2.9 million, $3.7 million, $3.7 million, and $2.4 million per month, respectively. The changes resulted from variations in fuel costs, the freight initiative discussed below, a reduction in sales volume, and the increase in the number of vehicles necessary to support sales personnel and to support additional store locations. These fuel costs include the fuel utilized in our distribution vehicles (semi-tractors, straight trucks, and sprinter trucks) which is recorded in cost of goods and the fuel utilized in our store delivery vehicles which is included in operating and administrative expenses (the split in the last several years has been approximately 50:50 between distribution and store use).

In 2005, we introduced our new freight model as a means to continue to improve our operating performance. The freight model represents a focused effort to haul a higher percentage of our products utilizing the Fastenal trucking network (which operates at a substantial savings to external service providers because of our ability to leverage our existing routes) and to charge freight more consistently in our various operating units. This initiative positively impacted our business over the last several years despite the increases in average per gallon fuel costs during several of those years. The following table indicates changes in average per gallon fuel costs during 2007, 2008, and 2009:

Per gallon average	2007 – Quarter			
	1st	2nd	3rd	4th
Diesel fuel	$2.59	2.85	2.94	3.25
Gasoline	$2.31	2.96	2.86	2.92

Per gallon average	2008 – Quarter			
	1st	2nd	3rd	4th
Diesel fuel	$3.47	4.30	4.38	3.11
Gasoline	$3.07	3.65	3.85	2.49

Per gallon percentage change	2008 – Quarter			
	1st	2nd	3rd	4th
Diesel fuel	34.0%	50.9%	49.0%	(4.3%)
Gasoline	32.9%	23.3%	34.6%	(14.7%)

Per gallon average	**2009 – Quarter**			
	1st	**2nd**	**3rd**	**4th**
Diesel fuel	**$2.19**	**2.29**	**2.61**	**2.70**
Gasoline	**$1.86**	**2.25**	**2.55**	**2.54**

Per gallon percentage change	**2009 – Quarter**			
	1st	**2nd**	**3rd**	**4th**
Diesel fuel	**(36.9%)**	**(46.7%)**	**(40.4%)**	**(13.2%)**
Gasoline	**(39.4%)**	**(38.4%)**	**(33.8%)**	**2.0%**

Gross Profit Margins – Gross profit as a percent of net sales was as follows:

2009	**50.9%**
2008	52.8%
2007	50.8%

Gross profit margin percentage decreased from 2008 to 2009. The gross margin change was driven by different factors during 2009 versus 2008. Historically our gross margins have been driven by several factors: (1) a focused effort to challenge our sales force to increase the gross margin on business with a lower than acceptable margin, (2) a focused effort to stay ahead of inflationary increases in product cost which can provide short term inflation margin, (3) improvements in our direct sourcing operations, (4) continued focus on our freight initiative (discussed earlier), and (5) continued focus on our product availability within our network. This product availability focus centers on our 'master stocking hub' in Indianapolis, Indiana, and our efficient ability to pull product from store-to-store. However, in 2009, the inflation margin noted in item (2) reversed from an inflation gain to a deflation loss as higher cost product purchased in 2008, which turned through our system slower than anticipated, was sold against deflationary selling prices in 2009 and the competitive marketplace caused the margin on recently purchased product to drop due to added pressure on selling prices. These two issues continued to worsen during the latter half of 2009; with August 2009 being the worst month. The gross margin in 2009 was also impacted by reductions in vendor volume allowances due to the reductions in purchase volumes with our vendors relative to the prior year and due to our decision to purposely forego potential volume rebates in an effort to continue to aggressively manage our inventory levels. We were disappointed by the 2009 decrease in gross margins; however, we believe the reasons noted above are short-term in nature and we remain confident in our ability to improve gross margins in 2010.

Gross profit margins for 2008 increased over 2007. The improvement was driven by the five historical factors noted above.

Operating and Administrative Expenses – Operating and administrative expenses as a percent of net sales were as follows:

2009	**35.6%**
2008	33.6%
2007	32.6%

Operating and administrative expenses in 2009 decreased 12.6% from 2008. The decrease was primarily driven by (1) payroll and related costs, which contracted due to reduced headcount and due to decreased incentive compensation due to our sales and gross margin decline and (2) transportation costs, which contracted due to decreasing fuel costs. As the economy dramatically weakened in October 2008, we took steps to lower our operating and administrative expense growth in subsequent quarters if our sales growth continued to weaken. We were pleased with our ability to rein in expenses during the fourth quarter of 2008 and all of 2009. Operating expenses in the fourth quarter of 2009 decreased 13.2% from the fourth quarter of 2008.

Operating and administrative expenses in 2008 grew 17.0% over 2007. While this rate of growth was greater than our sales growth of 13.5%, at that time it represented the slowest rate of growth we have achieved in recent history. The growth was primarily driven by (1) payroll and related costs, which expanded due to headcount growth and increased incentive due to our gross margin improvement; (2) transportation costs, which expanded due to rising fuel costs; and (3) our legal settlement described earlier in this Form 10-K. As indicated above, the economy dramatically weakened in October 2008; therefore, we took steps to lower our operating and administrative expense growth. We were pleased with our ability to rein in expenses during the fourth quarter of 2008 given the increase in personnel and store locations compared to the fourth quarter of 2007. Operating expenses in the fourth quarter of 2008 grew 11.0% over the fourth quarter of 2007.

The operating and administrative expenses for 2009 include $3,850 of compensation expense related to stock options. During 2008 and 2007, this expense was $3,247 and $1,915, respectively. The increase from 2008 to 2009 was driven by stock option grants in April 2009 and 2008. The options issued in 2007, 2008, and 2009 vest over a five to eight year period. We estimate the three option grants, when combined, will result in compensation expense of approximately $330 per month for the next four years, dropping slightly in the remaining period. No other stock options were outstanding during these periods.

Payroll & Related Costs - Payroll and related costs represented approximately 63%, 65%, and 67% of operating and administrative expenses in 2009, 2008, and 2007, respectively. Our net payroll cost for 2009 decreased approximately 18.3% from 2008. The disparity between the 10.8% full-time equivalent headcount decline (noted below) from 2008 to 2009 and the 18.3% expense decline is driven by several factors: (1) contractions in sales commissions earned, (2) contractions in bonuses earned, (3) reductions of hours worked per employee and of temporary labor, and (4) a reduction of the profit sharing contribution earned. The decrease was partially offset by the increase in stock option expense noted above and the increase in health care costs noted below. As we have indicated in the past, our regional leaders, district managers, store managers, and other sales personnel are rewarded for, among other things, growth in sales, gross profit dollars, and pre-tax earnings. The negative growth rates of these amounts during the fourth quarter and the year ended December 31, 2009, when compared to the growth rates in the same periods of 2008, drove the contractions noted in (1), (2), and (4) above. Our net payroll costs for the fourth quarter of 2009 decreased approximately 21.1% over the fourth quarter of 2008.

Our net payroll cost for 2008 increased approximately 14.1% over 2007. Our net payroll costs for the fourth quarter of 2008 increased approximately 7.2% over the fourth quarter of 2007. The disparity between the 9.2% full-time equivalent headcount growth in the fourth quarter of 2008 and the 7.2% expense growth is driven by contractions in the incentive commissions and bonuses earned during the final quarter of 2008.

In 2009, payroll and related costs decreased at a rate faster than net sales due to a decrease in our gross margin percentage from 2008 to 2009 (see earlier discussion). In 2008, payroll and related costs grew faster than net sales due to increased incentive plan payouts resulting primarily from increased gross profit dollars for the year. In 2007, payroll and related costs increased at a rate which was less than the rate of increase in net sales. Effective management of this expense allows us to leverage the sales growth more effectively.

The following sets forth the average number of employees (numbers are presented on a full-time equivalent basis) for each of 2009, 2008, and 2007:

	2009	**2008**	**2007**	**% change from 2007 to 2009**
Store personnel	**7,262**	8,142	6,808	6.7%
Distribution and manufacturing personnel	**1,840**	2,158	1,992	(7.6%)
Administrative and sales support personnel	**1,344**	1,406	1,363	(1.4%)
Total	**10,446**	**11,706**	**10,163**	**2.8%**
% Change	**(10.8%)**	**15.2%**	**12.3%**	

The rate of decrease in store personnel in 2009 was slower than the rate of change in sales due to (1) a 3.0% increase in the number of store locations, and (2) our attempt to balance selling activities versus cost controls. The rate of increase in store personnel in 2008 was faster than the sales growth rate due to the additional personnel added as part of our 'pathway to profit' initiative discussed below. The decrease in 'distribution and manufacturing' and 'administrative and sales support' personnel from the beginning of 2007 to the end of 2009 was amplified by the weak selling environment in 2009, but generally related to the tight management of headcount growth for these personnel since early 2007 when we first introduced our 'pathway to profit' initiative discussed elsewhere in this report. The two-year percentage change noted above was included to emphasize the impact of the 'pathway to profit' initiative on the relative changes between the different types of personnel.

Two components of employee related costs did increase from 2008 to 2009 – health care costs and stock option expense. The health care costs for the fourth quarter of 2009 increased 52.4% from the fourth quarter of 2008 and 31.4% from the third quarter of 2009. For the year, health care costs increased 24.1%. The increase is due to rising health care costs and the increase in the percentage of employees opting for expanded coverage as their spouses have lost their insurance coverage at other employers due to the current economic environment. Our health benefits program is essentially a self-insured plan, and as the claim activity escalated during the year, we were caught by surprise in the final four to five months of the year due to the magnitude of the increase. With the benefit of hindsight, we underestimated three factors: (1) the impact of the shift in the mix of our participants noted above, (2) the impact of the gap between the expenses associated with providing COBRA benefits versus the funds received from the participants and/or the federal government, and (3) the increase in health care utilization when compared to previous years.

We were pleased with our organization's ability to manage payroll and related costs in 2009, 2008, and 2007, while also contributing an annual profit sharing amount of approximately $5,207 and $4,743 in 2008 and 2007, respectively, to our employees' 401(k) plan accounts or Registered Retirement Savings Plan accounts in the case of our Canadian employees. Unfortunately, our operating results did not allow for a profit sharing contribution in 2009.

Occupancy Costs – Occupancy costs represented approximately 20.4%, 17.3%, and 18.4% of operating expenses in 2009, 2008, and 2007, respectively. Occupancy expenses grew approximately 3.1% from 2008 to 2009. The annual increase in occupancy was driven by a 2.5% net increase in the number of store locations, which was partially offset by reductions in rent expense at existing stores, by the relocation of approximately 4% of our stores, and by the depreciation impact of our new or expanded facilities in Dallas, Texas and Indianapolis, Indiana. Occupancy expenses grew approximately 9.9% from 2007 to 2008. In 2008, we were able to leverage our occupancy costs for the first time since earlier in the decade. Occupancy costs in 2008 and 2007 increased due to: (1) a 7.5% and 8.1% net increase in the number of store locations in 2008 and 2007, respectively, (2) the upgrade of store locations in connection with the store upgrade initiative (formerly referred to as CSP), and (3) the relocation of existing stores. During 2008 and 2007, we relocated approximately 5% and 8% of our stores, respectively.

Transportation Costs – Transportation costs represented approximately 5.1%, 5.4%, and 5.0% of operating expenses in 2009, 2008, and 2007, respectively. Net transportation costs decreased 18.3% from 2008 to 2009. The 2009 decrease was primarily driven by lower gasoline prices and by the stabilization in the sales price of our vehicles for sale.

In 2008, transportation was one component of operating and administrative expenses that experienced meaningful de-leverage. Our transportation costs grew approximately 26.7% from 2007 to 2008. This increase was primarily driven by the increase in fuel costs discussed earlier and by the increase in the number of vehicles needed to support an expanded sales force.

Gain (Loss) on Sale of Property, Plant, and Equipment – The loss on sale of property and equipment for 2009 and 2008 came primarily from the sale of used vehicles. The 2008 number was partially offset by the gain on the sale of our Dallas, Texas distribution center.

Income taxes – Incomes taxes as a percentage of earnings before income taxes, were approximately 38.0%, 38.0%, and 38.4% for 2009, 2008, and 2007, respectively. This rate fluctuates over time based on (1) the income tax rates in the various jurisdictions in which we operate, (2) the level of profits in those jurisdictions, and (3) changes in tax law and regulations in those jurisdictions.

Net Earnings – Net earnings, net earnings per share (EPS), percentage change in net earnings, and the percentage change in EPS, were as follows:

Dollar amounts	**2009**	**2008**	**2007**
Net earnings	$ **184,357**	279,705	232,622
Basic EPS	$ **1.24**	1.88	1.55
Diluted EPS	$ **1.24**	1.88	1.55
Percentage change	**2009**	**2008**	**2007**
Net earnings	**(34.1%)**	20.2%	16.9%
Basic EPS	**(34.0%)**	21.3%	17.4%
Diluted EPS	**(34.0%)**	21.3%	17.4%

During 2009, the net earnings decrease was greater than that of sales primarily due to the previously mentioned factors in our gross margin discussion. During 2008, the net earnings growth rate was greater than that of net sales primarily because of the previously mentioned improvements in gross profit margins and disciplined management of our occupancy expenses. During 2007, the net earnings growth rate was greater than that of net sales primarily because of the previously mentioned impact of payroll and related costs and the improvements in gross profit margins. The EPS percentage change rate was better than that of net earnings due to the repurchase of shares in 2007, 2008, and 2009.

Working Capital – Two components of working capital, accounts receivable and inventories, are highlighted below. The annual dollar change and the annual percentage change were as follows:

Dollar change	**2009**	2008
Accounts receivable	**$(30,771)**	$ 8,609
Inventories	**$(55,842)**	$ 59,655
Annual percentage change	**2009**	2008
Accounts receivable	**(12.6%)**	3.6%
Inventories	**(9.9%)**	11.8%

These two assets were impacted by our initiatives to improve working capital. These initiatives include (1) the establishment of a centralized call center to facilitate accounts receivable management (this facility became operational early in 2005) and (2) the tight management of all inventory amounts not identified as either expected store inventory, new expanded inventory, inventory necessary for upcoming store openings, or inventory necessary for our 'master stocking hubs'.

The accounts receivable decrease of 12.6% from December 2008 to December 2009 was the result of a daily sales decrease of 12.0% and 8.6% in November and December 2009, respectively. The accounts receivable increase of 3.6% from December 31, 2007 to December 31, 2008 relates to a daily sales increase of 6.8% and 0.0% in November and December 2008, respectively. A portion of our inventory procurement has a longer lead time than our ability to foresee sales trends; therefore, the drop in sales growth activity late in the fourth quarter of 2008 and during the first quarter of 2009 continued to result in inventory consumption that was less than the amount of inbound product, with the exception of March 2009. The inventory decrease noted in March 2009 continued through most of 2009. Our inventory dropped approximately $9,000, $36,000, and $21,000 during the first, second, and third quarters of 2009, respectively. The inventory grew by approximately $10,000 in the fourth quarter; approximately half of this increase related to our December 2009 acquisition of Holo-Krome (discussed later) and the balance related to an increase in inventory stocking at our distribution centers to support the improving sales trends we have seen since August 2009.

As we indicated in earlier communications, our goal is to move the ratio of annual sales to accounts receivable and inventory (Annual Sales: AR&I) back to a better than a 3.0:1 ratio. On December 31, 2009 and 2008, we had a ratio of 2.7:1 and 2.9:1, respectively.

Pathway to Profit – During April 2007, we disclosed our intention to alter the growth drivers of our business. For most of the last decade, we used store openings as the primary growth driver of our business (our historical rate was approximately 14% new stores each year). As announced in April 2007, we began to add outside sales personnel into existing stores at a faster rate than historical patterns. We funded this sales force expansion with the occupancy savings generated by opening stores at the rate of 7% to 10% per year (we opened approximately 3.0%, 7.5% and 8.1% new stores in 2009, 2008, and 2007, respectively; see also our disclosure above regarding the expected rate of 2010 store openings). At the time it was announced our goal with this strategy was four-fold: (1) to continue growing our business at a similar rate with the new outside sales investment model, (2) to grow the sales of our average store to $125 thousand per month in the five year period from 2007 to 2012, (3) to enhance the profitability of the overall business by capturing the natural expense leverage that has historically occurred in our existing stores as their sales grow, and (4) to improve the performance of our business due to the more efficient use of working capital (primarily inventory) as our average store size increases. The economic weakness that dramatically worsened in the fall of 2008 and continued into 2009 caused us to alter the 'pathway to profit' during 2009. These changes center on two aspects (1) temporarily slowing store openings to a range of 2% to 5% (see earlier comments), and (2) stopping headcount additions except for store openings and for stores that are growing (see earlier comments). We believe this economic setback will impact the timing of when we achieve the $125 thousand per month average by 24 to 30 months. However, the current economic weakness only serves to strengthen our belief in the 'pathway to profit'.

Since first implementing the 'pathway to profit', we have increased our store count and our store full-time equivalent (FTE) head count. However, the rate of increase in store locations has slowed and FTE headcount for all types of personnel has been reduced since the economy weakened late in 2008. The percentage change (year-over-year) since the fourth quarter of 2008 in the number of stores at quarter end and in the average FTE per quarter were as follows:

	December 2009	September 2009	June 2009	March 2009	December 2008
Store count growth	**2.5%**	**2.3%**	**3.4%**	**5.8%**	**7.5%**
Store personnel – FTE	**(15.1)%**	(14.4)%	(9.2)%	2.4%	12.8%
Distribution and manufacturing personnel– FTE	**(20.3)%**	(21.4)%	(13.5)%	(7.3)%	2.2%
Administrative and sales support personnel– FTE	**(8.1)%**	(5.8)%	1.1%	4.6%	4.7%
Total – FTE headcount growth	**(15.2)%**	**(14.7)%**	**(8.8)%**	**0.8%**	**9.7%**

While we have reduced our FTE headcount at our store locations, much of this relates to a reduction in part-time hours worked as our absolute headcount numbers related to store personnel have remained more stable. We believe this allows us to manage our expense in the short-term while maintaining our ability to sell into the marketplace. The percentage change (year-over-year) since the fourth quarter of 2008 in the absolute store personnel headcount at quarter end were as follows:

	December 2009	September 2009	June 2009	March 2009	December 2008
Store personnel – absolute headcount change	**(9.9)%**	**(8.1)%**	**(4.0)%**	**1.9%**	**16.0%**

Since March 2007, the month before announcing the 'pathway to profit', and December 2009, our absolute headcount and FTE headcount have changed as follows:

	Absolute change	FTE change
Store personnel	22.9%	9.7%
Distribution and manufacturing personnel	(3.0)%	(7.9)%
Administrative and sales support personnel	(8.4)%	(7.2)%
Total	**13.0%**	**3.8%**

Store Size and Profitability – The store groups listed in the table below, when combined with our strategic account stores, represented approximately 87% to 89% of our sales in the fourth quarter of 2009, 2008, and 2007. Strategic account stores, which numbered 27, 20, and 14 in the fourth quarter of 2009, 2008, and 2007, respectively, are stores that are focused on selling to a group of strategic account customers in a limited geographic market. Our remaining sales (approximately 11% to 13% in the fourth quarter of 2009, 2008, and 2007) relate to either: (1) our in-plant locations, (2) our direct Fastenal Cold Heading business (including our new Holo-Krome business discussed under 'Acquisition' below), or (3) our direct import business. Our average store, excluding the business not sold through a store, had sales of $58,100, $70,200, and $72,500 per month in the fourth quarter of 2009, 2008, and 2007, respectively. The average age, number of stores, and pre-tax margin data by store size for the fourth quarter of 2009, 2008, and 2007, respectively, were as follows:

Three months ended December 31, 2009				
Sales per Month	**Average Age (Years)**	**Number of Stores**	**Percentage of Stores**	**Pre-Tax Margin Percentage**
$0 to $30,000	3.9	620	26.2%	(16.2)%
$30,001 to $60,000	6.8	931	39.3%	10.0%
$60,001 to $100,000	9.3	516	21.8%	20.0%
$100,001 to $150,000	13.0	176	7.4%	23.8%
Over $150,000	15.5	99	4.2%	25.0%
Strategic Accounts		27	1.1%	
Total		2,369	100.0%	

Three months ended December 31, 2008				
Sales per Month	**Average Age (Years)**	**Number of Stores**	**Percentage of Stores**	**Pre-Tax Margin Percentage**
$0 to $30,000	2.7	498	21.6%	(23.9)%
$30,001 to $60,000	5.3	797	34.4%	9.9%
$60,001 to $100,000	8.0	539	23.3%	20.9%
$100,001 to $150,000	10.2	286	12.4%	25.9%
Over $150,000	14.1	171	7.4%	27.4%
Strategic Accounts		20	0.9%	
Total		2,311	100.0%	

Three months ended December 31, 2007				
Sales per Month	Average Age (Years)	Number of Stores	Percentage of Stores	Pre-Tax Margin Percentage
$0 to $30,000	2.3	428	19.8%	(20.6)%
$30,001 to $60,000	4.6	712	33.0%	9.2%
$60,001 to $100,000	7.3	520	24.1%	20.3%
$100,001 to $150,000	9.0	314	14.5%	23.7%
Over $150,000	12.9	172	8.0%	25.3%
Strategic Accounts		14	0.6%	
Total		2,160	100.0%	

As we indicated earlier in this report, our goal is to increase the sales of our average store to approximately $125,000 per month. This will shift the store mix emphasis from the first three categories ($0 to $30,000, $30,001 to $60,000, and $60,001 to $100,000) to the last three categories ($60,001 to $100,000, $100,001 to $150,000, and over $150,000), and we believe will allow us to leverage our fixed cost and increase our overall productivity.

Note – Dollar amounts in this section are presented in whole dollars, not thousands.

Acquisition – On December 18, 2009, we purchased certain assets of a domestic manufacturer of socket products (a type of fastener). The business has an established name, 'Holo-Krome', and has a good depth of knowledge and skill in its approximate 90 employees. We believe this business will be a good addition to serving the needs of our customers. The business did not have a meaningful impact on our 2009 financial results (there were some balance sheet impacts of the 'all cash' acquisition, as noted in our cash flow statement). The acquisition is not expected to have a material impact on our overall sales in 2010.

Liquidity and Capital Resources

Net cash provided by operating activities — Net cash provided by operating activities in dollars and as a percentage of net earnings were as follows:

	Dollars	% of Net Earnings
2009	**$ 306,070**	**166.0%**
2008	$ 259,898	92.9%
2007	$ 227,895	98.0%

The 2009, 2008, and 2007 increase in net cash provided by operating activities was primarily due to the continued improvement in accounts receivable and inventory noted in the working capital discussion above.

The percentage mix of inventory stocked at our stores versus our distribution center locations was as follows on December 31:

	2009	2008	2007
Store	**64%**	62%	63%
Distribution Center	**36%**	38%	37%
Total	**100%**	100%	100%

New stores open with the standard store model, which consists of a core stocking level of approximately $62 thousand per location. This inventory level grows as the level of business in a store grows.

Net cash used in investing activities — Net cash used in investing activities in dollars and as a percentage of net earnings were as follows:

	Dollars	% of Net Earnings
2009	**$ 81,749**	**44.3%**
2008	$ 86,583	31.0%
2007	$ 37,674	16.2%

Property and equipment expenditures in dollars and as a percentage of net earnings were as follows:

	Dollars	% of Net Earnings
2009	**$ 52,538**	**28.5%**
2008	$ 95,306	34.1%
2007	$ 55,759	24.0%

The 2009 decrease in investing activities from 2008 is primarily due to the decrease in property and equipment expenditures. This was primarily due to the reduction or elimination in 2009 of the cost related to the purchase of adjoining property in Indianapolis, Indiana and the relocation of our Dallas, Texas distribution center which occurred in 2008, and the expansion of our Indianapolis, Indiana master distribution center which occurred in 2008 and the first half of 2009. This decrease was partially offset by an increase in purchase of short-term marketable securities in 2009.

The 2008 increase in investing activities is primarily due to the increase in property and equipment expenditures. This was primarily due to the expansion of our Indianapolis, Indiana master distribution center, the purchase of adjoining property in Indianapolis, Indiana and the relocation of our Dallas, Texas distribution center noted above.

Property and equipment expenditures in 2009, 2008 and 2007 consist of: (1) the purchase of software and hardware for Fastenal's information processing systems, (2) the addition of certain pickup trucks, (3) the purchase of signage, shelving, and other fixed assets related to store openings, (4) the addition of manufacturing and warehouse equipment, (5) the expansion or improvement of certain owned or leased store properties, (6) the expansion of Fastenal's distribution/trucking fleet, (7) the cost related to the relocation of our new Dallas, Texas distribution center (2007 and 2008), (8) the cost related to the expansion of our Indianapolis, Indiana master distribution center (2008 and 2009), and (9) the cost of a new manufacturing facility in Rockford, Illinois (2008). Disposals of property and equipment consist of the planned disposition of certain pick-up trucks, semi-tractors, and trailers in the normal course of business, the disposition of real estate relating to several store locations and, in the case of 2008, the disposal of our former Dallas, Texas distribution center.

We expect to incur approximately $40,000 in total capital expenditures in 2010, consisting of approximately $11,000 for manufacturing, warehouse and packaging equipment and facilities, $5,000 for shelving and related supplies for our store openings and 'a la carte' store expansions, $11,000 for data processing equipment, $10,000 for real estate and improvement to store buildings, and $3,000 for vehicles. We have expanded the number of owned store locations over the last several years and expect to purchase additional locations in the future. As of December 31, 2009, we had no material outstanding commitments for capital expenditures.

We anticipate funding our current expansion plans with cash generated from operations, from available cash and cash equivalents, and, if necessary, from our borrowing capacity. In addition to opening new stores in the United States, we plan to continue opening additional stores in our foreign markets.

We have future commitments for leased facilities and for leased vehicles at December 31, 2009. The future contractual cash obligations related to the commitments are as follows:

	Total	2010	2011& 2012	2013 & 2014	After 2014
Facilities	$ 197,803	82,156	92,291	23,356	—
Vehicles	30,040	17,057	12,983	—	—
Total	**$ 227,843**	**99,213**	**105,274**	**23,356**	—

Net Cash Used in Financing Activities – Net cash used in financing activities in dollars and as a percentage of net earnings were as follows:

	Dollars	% of Net Earnings
2009	**$ 148,047**	**80.3%**
2008	$ 143,432	51.3%
2007	$ 153,528	66.0%

The fluctuations are due to our changes in dividends and stock purchases over the three years. These items in dollars and as a percentage of earnings were as follows:

	Dividends		Stock Purchase		Total
	Dollars	% of Net Earnings	Dollars	% of Net Earnings	% of Net Earnings
2009	**$ 106,943**	**58.0%**	**$ 41,104**	**22.3%**	**80.3%**
2008	$ 117,474	42.0%	$ 25,958	9.3%	51.3%
2007	$ 66,216	28.5%	$ 87,312	37.5%	66.0%

Stock Repurchase— On July 10, 2009, we issued a press release announcing our board of directors had authorized purchases by us of up to 2,000,000 shares of our common stock. This authorization replaced any unused authorization previously granted by the board of directors. During 2009, we purchased 1,100,000 shares of our outstanding stock at an average price of approximately $37.37 per share. These purchases occurred in the fourth quarter of 2009. With the new authorization in 2009, we have remaining authority to purchase up to 900,000 additional shares of our common stock.

Dividends — We declared a semi-annual dividend of $.40 per share on January 18, 2010. We paid aggregate annual dividends per share of $.72, $.79, and $.44 in 2009, 2008, and 2007, respectively.

Line of Credit — We have an $8,000 line of credit under which $0 was outstanding at December 31, 2009. The line bears interest at 0.9% over the LIBOR rate. We do not pay a fee for the unused portion of this line.

Effects of Inflation— Price deflation related to certain products negatively impacted net sales in 2009. Price inflation related to certain products positively impacted net sales in 2008 and 2007.

Critical Accounting Policies— Our estimates related to certain assets and liabilities are an integral part of our consolidated financial statements. These estimates are considered critical because they require subjective and complex judgments.

Allowance for doubtful accounts – This reserve is for accounts receivable balances that are potentially uncollectible. The reserve is based on an analysis of customer accounts and our historical experience with accounts receivable write-offs. The analysis includes the aging of accounts receivable, the financial condition of a customer or industry, and general economic conditions. Historically, results have reflected the reserves previously recorded. We believe the results could be materially different if historical trends do not reflect actual results or if economic conditions worsen for our customers.

Inventory reserve – This reserve is for potentially obsolete inventory and shrinkage. The reserve is based on an analysis of inventory trends. The analysis includes inventory levels, sales information, physical inventory counts, cycle count adjustments, and the on-hand quantities relative to the sales history for the product. Historically, results have reflected the reserves previously recorded. We believe the results could be materially different if historical trends do not reflect actual results.

Health insurance reserve – This reserve is for incurred but not reported and reported and unpaid health claims. The reserve is based on an analysis of external data related to our historical claim reporting trends. Historically, results have reflected the reserves previously recorded. We believe the results could be materially different if historical trends do not reflect actual results.

General insurance reserve – This reserve is for general claims related to workers' compensation, property and casualty losses, and other self-insured losses. The reserve is based on an analysis of external data related to our historical general claim trends. Historically, results have reflected the reserves previously recorded. We believe the results could be materially different if historical trends do not reflect actual results.

Tax Strategies – Our effective tax rate is based on income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions if challenged may or may not result in us prevailing. These reserves are established and adjusted in accordance with the principles of Accounting Standards Codification (ASC) 740, *Income Taxes* (ASC 740). Under this guidance, if we determine that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50 percent likely of being realized upon settlement. We presume that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. We regularly monitor our tax positions and ASC 740 tax liabilities. We re-evaluate the technical merits of our tax positions and recognize an uncertain tax benefit, or reverse a previously recorded tax benefit, when (i) there is a completion of a tax audit, (ii) there is a change in applicable tax law including a tax case or legislative guidance, or (iii) there is an expiration of the statute of limitations. Significant judgment is required in accounting for tax reserves. Although we believe that we have adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on our effective tax rate in future periods.

Legal Reserves - Occasionally we are involved in legal matters. The outcomes of these legal matters are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages that could require significant expenditures. In accordance with Accounting Standards Codification (ASC) 450-10-05 *Contingencies*, we record a liability in our consolidated financial statements for these matters when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible, but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the consolidated financial statements. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. Although we believe we have adequately provided for probably losses from litigation, the ultimate outcome of litigation could be materially different from reserves recorded.

Geographic Information — Information regarding our revenues and long-lived assets by geographic area is set forth in note 8 to the "Notes to Consolidated Financial Statements." Risks related to our foreign operations are described earlier in this Form 10-K under the heading "Certain Risks and Uncertainties" and "Item 1A. Risk Factors".

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to certain market risks from changes in foreign currency exchange rates and commodity pricing. Changes in these factors cause fluctuations in our earnings and cash flows. We evaluate and manage exposure to these market risks as follows:

(1) Foreign Currency Exchange Rates – Foreign currency fluctuations can affect our net investments and earnings denominated in foreign currencies. Our primary exchange rate exposure is with the Canadian dollar against the United States dollar. Our estimated net earnings exposure for foreign currency exchange rates was not material at December 31, 2009.

(2) Commodity Steel Pricing – We buy and sell various types of steel products; these products consist primarily of different types of threaded fasteners. During the last decade, there has been nominal movement in overall steel pricing, with some deflation occurring in the wake of the economic crisis of the Far East markets that occurred in the late 1990's. This trend reversed to inflation in the period from late 2003 to the early part of 2005 and again from mid 2007 to the fall of 2008. Since the fall of 2008, there has been nominal inflation switching to deflation. We are exposed to the impacts of commodity steel pricing and our related ability to pass through the impacts to our end customers.

(3) Commodity Fuel Prices – We have market risk for changes in gasoline and diesel fuel; however, this risk is mitigated in part by our ability to pass freight costs to our customers and the efficiency of our trucking distribution network.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Fastenal Company:

We have audited the accompanying consolidated balance sheets of Fastenal Company and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the index at Item 15. We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Minneapolis, Minnesota
February 9, 2010

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Balance Sheets
(Amounts in thousands except share information)

ASSETS		2009	2008
Current assets:			
Cash and cash equivalents	$	164,852	85,892
Marketable securities		24,400	851
Trade accounts receivable, net of allowance for doubtful accounts of $4,086 and $2,660, respectively		214,169	244,940
Inventories		508,405	564,247
Deferred income tax assets		12,919	15,909
Prepaid income taxes		11,657	-
Other current assets		45,962	63,564
Total current assets		982,364	975,403
Marketable securities		6,238	846
Property and equipment, less accumulated depreciation		335,004	324,182
Other assets, net		3,752	3,718
Total assets	$	1,327,358	1,304,149
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$	53,490	63,949
Accrued expenses		66,019	83,545
Income taxes payable		-	499
Total current liabilities		119,509	147,993
Deferred income tax liabilities		17,006	13,897
Commitments and contingencies (notes 5, 9, and 10)			
Stockholders' equity:			
Preferred stock, 5,000,000 shares authorized		-	-
Common stock, 200,000,000 shares authorized, 147,430,712 and 148,530,712 shares issued and outstanding, respectively		1,474	1,485
Additional paid-in capital		333	1,559
Retained earnings		1,175,641	1,134,244
Accumulated other comprehensive income		13,395	4,971
Total stockholders' equity		1,190,843	1,142,259
Total liabilities and stockholders' equity	$	1,327,358	1,304,149

See accompanying notes to consolidated financial statements

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Earnings
(Amounts in thousands except earnings per share)

		2009	2008	2007
Net sales	$	**1,930,330**	2,340,425	2,061,819
Cost of sales		**946,895**	1,104,333	1,014,245
Gross profit		**983,435**	1,236,092	1,047,574
Operating and administrative expenses		**686,792**	785,688	671,248
Loss (gain) on sale of property and equipment		**850**	167	(99)
Operating income		**295,793**	450,237	376,425
Interest income		**1,697**	930	1,474
Earnings before income taxes		**297,490**	451,167	377,899
Income tax expense		**113,133**	171,462	145,277
Net earnings	$	**184,357**	279,705	232,622
Basic and diluted net earnings per share	$	**1.24**	1.88	1.55
Basic and diluted weighted average shares outstanding		**148,358**	148,831	150,555

See accompanying notes to consolidated financial statements

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity and Comprehensive Income
(Amounts in thousands except per share information)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance as of December 31, 2006	151,207	$ 1,512	12,697	$ 902,550	$ 5,334	$ 922,093
Dividends paid in cash	-	-	-	(66,216)	-	(66,216)
Purchase of common stock	(2,086)	(21)	(14,385)	(72,906)	-	(87,312)
Stock options expense	-	-	1,915	-	-	1,915
Net earnings for the year	-	-	-	232,622	-	232,622
Change in marketable securities	-	-	-	-	102	102
Translation adjustment (net of tax effect)	-	-	-	-	6,957	6,957
Total comprehensive income						239,681
Balance as of December 31, 2007	149,121	$ 1,491	$ 227	$ 996,050	$ 12,393	$ 1,010,161
Dividends paid in cash	-	-	-	(117,474)	-	(117,474)
Purchase of common stock	(590)	(6)	(1,915)	(24,037)	-	(25,958)
Stock options expense	-	-	3,247	-	-	3,247
Net earnings for the year	-	-	-	279,705	-	279,705
Change in marketable securities	-	-	-	-	10	10
Translation adjustment (net of tax effect)	-	-	-	-	(7,432)	(7,432)
Total comprehensive income						272,283
Balance as of December 31, 2008	148,531	$ 1,485	$ 1,559	$ 1,134,244	$ 4,971	$ 1,142,259
Dividends paid in cash	-	-	-	(106,943)	-	(106,943)
Purchase of common stock	(1,100)	(11)	(5,076)	(36,017)	-	(41,104)
Stock options expense	-	-	3,850	-	-	3,850
Net earnings for the year	-	-	-	184,357	-	184,357
Change in marketable securities	-	-	-	-	5	5
Translation adjustment (net of tax effect)	-	-	-	-	8,419	8,419
Total comprehensive income						192,781
Balance as of December 31, 2009	**147,431**	**$ 1,474**	**$ 333**	**$ 1,175,641**	**$ 13,395**	**$ 1,190,843**

See accompanying notes to consolidated financial statements

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(Amounts in thousands)

	2009	2008	2007
Cash flows from operating activities:			
Net earnings	$ 184,357	279,705	232,622
Adjustments to reconcile net earnings to net cash provided by operating activities, net of acquisitions:			
Depreciation of property and equipment	40,020	39,201	37,332
Loss (gain) on sale of property and equipment	850	167	(99)
Bad debt expense	9,409	7,498	5,343
Deferred income taxes	6,099	(2,419)	(911)
Stock based compensation	3,850	3,247	1,915
Amortization of non-compete agreement	67	67	67
Changes in operating assets and liabilities, net of impact of acqusition:			
Trade accounts receivable	21,362	(16,107)	(32,142)
Inventories	60,425	(59,655)	(48,595)
Other current assets	17,747	4,203	(7,410)
Accounts payable	(14,172)	8,596	13,982
Accrued expenses	(17,526)	7,980	14,021
Income taxes	(12,156)	(6,374)	5,892
Other	5,738	(6,211)	5,878
Net cash provided by operating activities	306,070	259,898	227,895
Cash flows from investing activities:			
Purchase of property and equipment	(52,538)	(95,306)	(55,759)
Cash paid for acquisition	(5,032)	-	-
Proceeds from sale of property and equipment	4,863	8,383	5,929
Net (increase) decrease in marketable securities	(28,941)	412	12,421
Increase in other assets	(101)	(72)	(265)
Net cash used in investing activities	(81,749)	(86,583)	(37,674)
Cash flows from financing activities:			
Purchase of common stock	(41,104)	(25,958)	(87,312)
Payment of dividends	(106,943)	(117,474)	(66,216)
Net cash used in financing activities	(148,047)	(143,432)	(153,528)
Effect of exchange rate changes on cash	2,686	(1,211)	1,181
Net increase in cash and cash equivalents	78,960	28,672	37,874
Cash and cash equivalents at beginning of year	85,892	57,220	19,346
Cash and cash equivalents at end of year	$ 164,852	85,892	57,220
Supplemental disclosure of cash flow information:			
Cash paid during each year for income taxes	$ 118,035	173,539	144,318

See accompanying notes to consolidated financial statements

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Business Overview and Summary of Significant Accounting Policies

Business Overview
Fastenal is a North American leader in the wholesale distribution of industrial and construction supplies. We operate stores primarily located in North America. On December 31, 2009, we operated 2,369 company owned or leased store locations.

Principles of Consolidation
The consolidated financial statements include the accounts of Fastenal Company and its wholly-owned subsidiaries (collectively referred to as 'Fastenal' or by such terms as 'we', 'our', or 'us.'). All material intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition and Accounts Receivable
Net sales include products, services, and freight and handling costs billed, net of any related sales incentives paid to customers and net of an estimate for product returns. We recognize revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed, the sales price is fixed or determinable, and collectibility is probable. These criteria are met at the time the product is shipped to, or picked up by, the customer. We recognize billings for freight and handling charges at the time the products are shipped to, or picked up by, the customer. We recognize services at the time the service is provided to the customer. We estimate product returns based on historical return rates. Accounts receivable are stated at their estimated net realizable value. The allowance for doubtful accounts is based on an analysis of customer accounts and our historical experience with accounts receivable write-offs. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales in the accompanying consolidated statements of earnings.

Foreign Currency Translation and Transactions
The functional currency of our foreign operations is the applicable local currency. The functional currency is translated into U.S. dollars for balance sheet accounts (with the exception of retained earnings) using current exchange rates as of the balance sheet date, for retained earnings at historical exchange rates, and for revenue and expense accounts using a weighted average exchange rate during the year. The translation adjustments are deferred as a separate component of stockholders' equity, captioned accumulated other comprehensive income. Gains or losses resulting from transactions denominated in foreign currencies are included in operating and administrative expenses in the consolidated statements of earnings.

Cash and Cash Equivalents
Cash and cash equivalents are held primarily at two banks. For purposes of the consolidated statements of cash flows, we consider all highly-liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Financial Instruments and Marketable Securities
All financial instruments are carried at amounts that approximate estimated fair value. The fair value is the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. Assets measured at fair value are categorized based upon the lowest level of significant input to the valuations: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities, Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument, Level 3 inputs are unobservable inputs based upon our own assumptions used to measure assets and liabilities at fair value. In determining fair value we use observable market data when available.

Marketable securities as of December 31, 2009 and 2008 consist of debt securities. We classify our debt securities as available-for-sale. Available-for-sale securities are recorded at fair value based on current market value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings but are included in comprehensive income and are reported as a separate component of stockholders' equity until realized, unless a decline in the market value of any available-for-sale security below cost is deemed other than temporary and is charged to earnings, resulting in the establishment of a new cost basis for the security.

Inventories
Inventories, consisting of finished goods merchandise held for resale, are stated at the lower of cost (first in, first out method) or market.

Property and Equipment
Property and equipment are stated at cost. Depreciation on buildings and equipment is provided for using the straight-line method over the anticipated economic useful lives of the related property. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by the asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market value, and third-party independent appraisals, as considered necessary. There were no impairments recorded during 2009, 2008, or 2007.

Leases
We lease space under operating leases for our Utah, Washington, Nuevo Leon, Mexico, and Alberta, Canada distribution centers, our Connecticut manufacturing facility (since December 19, 2009), and certain store locations with initial terms of one to 60 months. Most store locations have initial lease terms of 36 to 48 months. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Any such terms are recognized as rent expense over the term of the lease. Further, the leases do not contain contingent rent provisions. Leasehold improvements on operating leases are amortized over a 36-month period. We lease certain semi-tractors and pick-ups under operating leases. The semi-tractor leases typically have a 36-month term. The pick-up leases typically have a non-cancellable lease term of one year, with renewal options for up to 72-months.

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements - Continued

Other Assets and Long-Lived Assets
Other assets consist of prepaid security deposits, goodwill, and a non-compete agreement. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Net goodwill was $1,400 in all three years. Goodwill is reviewed for impairment annually. The non-compete is amortized on a straight-line basis over 15 years. Net non-compete asset was $223 and $290 at December 31, 2009 and 2008, respectively. Total non-compete amortization costs were $67 per year in all three years.

Goodwill and other identifiable intangible long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or on an annual basis if no event or change occurs, to determine that the unamortized balances are recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset, and, in the case of goodwill, by also looking at an adverse change in legal factors or the business climate, a transition to a new product or services strategy, a significant change in the customer base, and/or a realization of failed marketing efforts. If the asset is deemed to be impaired, the amount of impairment is charged to earnings as a part of operating and administrative expenses in the current period. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Accounting Estimates
The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Insurance Reserves
We are self-insured for certain losses relating to medical, dental, workers' compensation, and other casualty losses. Specific stop loss coverage is provided for catastrophic claims in order to limit exposure to significant claims. Losses and claims are charged to operations when it is probable a loss has been incurred and the amount can be reasonably estimated. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported.

Product Warranties
We offer a basic limited warranty for certain of our products. The specific terms and conditions of those warranties vary depending upon the product sold. We typically recoup these costs through product warranties we hold with the original equipment manufacturers. Our warranty expense has historically been minimal.

Stockholders' Equity and Stock-Based Compensation
We have one stock option employee compensation plan (Fastenal Option Plan). The Fastenal Option Plan was approved by our shareholders in April 2003 and amended by our shareholders in April 2007.

The options granted vest and become exercisable over a period of up to eight years. Each option will terminate, to the extent not previously exercised, 13 months after the end of the relevant vesting period. Approximately 210,000 of the options under our 2007 grant were vested as of December 31, 2009. Compensation expense equal to the grant date fair value is recognized for these awards over the vesting period.

Income Taxes
We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest and penalties related to unrecognized tax benefits in income tax expense.

Comprehensive Income

We comply with the provisions of Accounting Standards Codification (ASC) 220, *Comprehensive Income*, which establishes standards for the reporting of comprehensive income and its components. The components of comprehensive income are as follows:

	2009	2008	2007
Net earnings, as reported	**$ 184,357**	279,705	232,622
Change in marketable securities	**5**	10	102
Translation adjustment (net of tax)	**8,419**	(7,432)	6,957
Comprehensive income	**$ 192,781**	272,283	239,681

Earnings Per Share

Basic net earnings per share is calculated using net earnings available to common stockholders divided by the weighted average number of shares of common stock outstanding during the year. Diluted net earnings per share is similar to basic net earnings per share except that the weighted average number of shares of common stock outstanding includes the incremental shares assumed to be issued upon the exercise of stock options considered to be "in-the-money". The following table presents a reconciliation of the denominators used in the computation of basic and diluted earnings per share related to the Fastenal Option Plan:

	2009	2008	2007
Basic—weighted average shares outstanding	**148,358**	148,831	150,555
Weighted shares assumed upon exercise of stock options	—	—	—
Diluted—weighted average shares outstanding	**148,358**	148,831	150,555

Segment Reporting

We have determined that we meet the aggregation criteria outlined in the accounting standards as our various operations have similar (1) economic characteristics, (2) products and services, (3) customers, (4) distribution channels, and (5) regulatory environments. Therefore we report as a single business segment.

Acquisitions

On December 18, 2009, we purchased certain assets of Holo-Krome, a domestic manufacturer of socket products (a type of fastener). We paid $5,032 in cash to acquire all the inventory and fixed assets of Holo-Krome.

Reclassifications

Certain amounts from prior years' financial statements have been reclassified to conform to the current year presentation.

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements - Continued

Note 2. Financial Instruments and Marketable Securities

On January 1, 2008, we adopted the fair value guidance for financial assets and liabilities. The adoption had no impact on our results of operations and financial condition. As of December 31, 2009, our financial assets that are measured at fair value on a recurring basis are debt securities. The government and agency securities have a maturity of 12 months and are valued using Level 1 inputs. The state and municipal bonds have maturities ranging from 1 to 24 years and are valued using Level 2 inputs. The debt securities are classified as marketable securities in current assets and non-current assets, respectively, on the consolidated balance sheet as of December 31, 2009 and 2008. The debt securities in current assets have a fair value of $24,400, and the debt securities in non-current assets have a fair value of $6,253 with immaterial unrealized gains or losses. The unrealized gains and losses recorded in accumulated other comprehensive income and the realized gains and losses recorded in earnings were immaterial during 2009, 2008, and 2007.

Marketable securities, all treated as available-for-sale securities at December 31, consist of the following:

2009:		Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
State and municipal bonds	$	6,253	—	(15)	6,238
Government and agency securities		24,400	—	—	24,400
Total available-for-sale securities	$	30,653	—	(15)	30,638

2008:		Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
State and municipal bonds	$	1,577	—	(20)	1,557
Certificates of deposit or money market		140	—	—	140
Total available-for-sale securities	$	1,717	—	(20)	1,697

Maturities of our available-for-sale securities at December 31, 2009 consist of the following:

		Less than 12 months		Greater than 12 months	
		Amortized cost	Fair value	Amortized cost	Fair value
State and municipal bonds		—	—	6,253	6,238
Government and agency securities		24,400	24,400	—	—
Total available-for-sale securities	$	**24,400**	**24,400**	**6,253**	**6,238**

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements - Continued

Note 3. Property and Equipment
Property and equipment as of December 31 consists of the following:

	Depreciable life in years	2009	2008
Land	—	$ **31,005**	30,701
Buildings and improvements	31 to 39	**206,684**	145,344
Equipment and shelving	3 to 10	**279,178**	290,632
Transportation equipment	3 to 5	**38,693**	44,471
Construction in progress	—	**15,907**	27,657
		571,467	538,805
Less accumulated depreciation		**(236,463)**	(214,623)
Net property and equipment		$ **335,004**	324,182

Note 4. Accrued Expenses
Accrued expenses as of December 31 consist of the following:

	2009	2008
Payroll and related taxes	$ **13,693**	15,182
Bonuses and commissions	**5,207**	10,069
Profit sharing contribution	—	5,207
Insurance	**23,722**	18,967
Promotions	**7,811**	9,605
Sales, real estate, and personal property taxes	**11,509**	6,239
Vehicle loss reserve and deferred rebates	**2,760**	7,693
Legal reserves	**904**	10,000
Other	**413**	583
	$ **66,019**	83,545

Note 5. Stockholders' Equity
Preferred stock has a par value of $.01 per share. There were 5,000,000 shares authorized and no shares issued as of December 31, 2009 and 2008. Common stock has a par value of $.01 per share. There were 200,000,000 shares authorized and 147,430,712 shares issued and outstanding as of December 31, 2009 and 200,000,000 shares authorized and 148,530,712 shares issued and outstanding as of December 31, 2008.

Dividends
On January 18, 2010, our board of directors declared a semi-annual dividend of $.40 per share of common stock to be paid in cash on February 26, 2010 to shareholders of record at the close of business on February 15, 2010.

Stock Options

During the last three years, we granted, effective at the close of business on the date of grant, options to purchase shares of our stock as follows::

Date of grant	Shares granted	Strike price	Closing stock price
April 21, 2009	395,000	$54.00	$35.22
April 15, 2008	275,000	$54.00	$48.70
April 17, 2007	2,200,000	$45.00	$40.30

All of the options in the table above vest and become exercisable over a period of up to eight years. Each option will terminate, to the extent not previously exercised, 13 months after the end of the relevant vesting period. Approximately 210,000 options under our 2007 grant were vested as of December 31, 2009. Compensation expense equal to the grant date fair value is recognized for these awards over the vesting period.

The fair value of each share-based option is estimated on the date of grant using a Black-Scholes valuation method that uses the assumptions noted in the following table. The expected life is the most significant assumption as it determines the period for which the risk-free interest rate, volatility, and dividend yield must be applied. The expected life is the average length of time over which the employee groups will exercise their options, which is based on historical experience with similar grants. Expected volatilities are based on the movement of our stock over the most recent historical period equivalent to the expected life of the option. The risk-free interest rate is based on the U.S. Treasury rate over the expected life at the time of grant. The dividend yield is estimated over the expected life based on our current dividend payout, historical dividends paid, and expected future cash dividends. The following table illustrates the assumptions for the options granted in 2009, 2008 and 2007.

Year of grant	Risk-free interest rate	Expected life of option in years	Expected dividend yield	Expected stock volatility	Estimated fair value of stock option
2009	1.9%	5.00	1.0%	38.80%	$ 7.27
2008	2.7%	5.00	1.0%	30.93%	$15.50
2007	4.6%	4.85	1.0%	31.59%	$11.36

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements - Continued

A summary of activity under the Fastenal Option Plan previously described is presented below:

	Options outstanding	Price[1]	Life[2]
Outstanding as of January 1, 2009	**2,275,000**	**$45.98**	**6.95**
Granted	**395,000**	**$54.00**	**8.49**
Exercised/earned	**–**	**–**	
Cancelled/forfeited	**(110,000)**	**$49.50**	
Outstanding as of December 31, 2009	**2,560,000**	**$47.07**	**6.28**
Exercisable as of December 31, 2009	**210,000**		**3.41**

	Options outstanding	Price[1]	Life[2]
Outstanding as of January 1, 2008	2,140,000	$45.00	7.81
Granted	275,000	$54.00	8.49
Exercised/earned	–	–	
Cancelled/forfeited	(140,000)	$46.80	
Outstanding as of December 31, 2008	2,275,000	$45.98	6.95
Exercisable as of December 31, 2008	–		

1 Weighted-average exercise price
2 Weighted-average remaining contractual life in years

Total stock-based compensation expense for the Fastenal Option Plan was $3,850, $3,247, and $1,915 for the years ended December 31, 2009, 2008, and 2007, respectively.

At December 31, 2009 and 2008, respectively, there was no intrinsic value for the options outstanding as the closing stock price at year-end was less than the option exercise price. Unrecognized pre-tax compensation expense related to outstanding stock options as of December 31, 2009, 2008, and 2007 was $17,702, $20,033, and $21,729, and is expected to be recognized over the weighted average periods noted in the table above and will be adjusted for any future changes in estimated forfeitures.

Note 6. Retirement Savings Plan

The Fastenal Company and Subsidiaries 401(k) Plan covers all of our employees in the United States. Our employees in Canada may participate in a Registered Retirement Savings Plan. The general purpose of both of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. We contributed $0, $5,207 and $4,743 to our employees' retirement accounts for 2009, 2008 and 2007, respectively.

Note 7. Income Taxes

Earnings before income taxes were derived from the following sources:

		2009	2008	2007
Domestic	$	**296,227**	434,816	374,920
Foreign		**1,263**	16,351	2,979
	$	**297,490**	451,167	377,899

Components of income tax expense (benefit) are as follows:

2009:		**Current**	**Deferred**	**Total**
Federal	$	**93,469**	**4,855**	**98,324**
State		**13,733**	**698**	**14,431**
Foreign		**1,210**	**(832)**	**378**
	$	**108,412**	**4,721**	**113,133**

2008:		**Current**	**Deferred**	**Total**
Federal	$	137,751	5,501	143,252
State		21,780	(243)	21,537
Foreign		6,769	(96)	6,673
	$	166,300	5,162	171,462

2007:		**Current**	**Deferred**	**Total**
Federal	$	127,675	(3,051)	124,624
State		18,289	(266)	18,023
Foreign		3,536	(906)	2,630
	$	149,500	(4,223)	145,277

Income tax expense in the accompanying consolidated financial statements differs from the expected expense as follows:

		2009	2008	2007
Federal income tax expense at the "expected" rate of 35%	$	**104,122**	157,908	132,265
Increase (decrease) attributed to:				
State income taxes, net of federal benefit		**9,650**	13,914	11,715
State tax matters		**785**	1,020	1,350
Other, net		**(1,424)**	(1,380)	(53)
Total income tax expense	$	**113,133**	171,462	145,277

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements - Continued

The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of December 31 are as follows:

		2009	2008
Deferred tax asset (liability):			
Inventory costing and valuation methods	$	**3,462**	3,573
Allowance for doubtful accounts receivable		**1,619**	1,023
Insurance claims payable		**7,538**	6,380
Promotions payable		**963**	743
Accrued legal reserves		**356**	3,955
Stock based compensation		**3,648**	2,152
Federal and state benefit of uncertain tax positions		**534**	1,929
Other, net		**876**	1,555
Total deferred tax assets		**18,996**	21,310
Fixed assets		**(23,083)**	(19,298)
Total deferred tax liabilities		**(23,083)**	(19,298)
Net deferred tax (liability) asset	$	**(4,087)**	2,012

No valuation allowance for deferred tax assets was necessary as of December 31, 2009 and 2008. The character of the deferred tax assets is such that they can be realized through carryback to prior tax periods or offset against future taxable income.

We adopted the provisions of Accounting Standards Codification (ASC) 740, *Income Taxes* on January 1, 2007. Implementation of ASC 740 resulted in no adjustment to the liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of total gross unrecognized tax benefits is as follows:

		2009	2008
Balance at January 1,	$	**5,657**	5,143
Increase related to prior year tax positions		**2,096**	574
Decrease related to prior year tax positions		—	(230)
Increase related to current year tax positions		**571**	1,411
Decrease related to statute of limitation lapses		**(161)**	(321)
Settlements		**(6,558)**	(920)
Balance at December 31,	$	**1,605**	5,657

Included in the liability for unrecognized tax benefits is an immaterial amount for interest and penalties, both of which we classify as a component of income tax expense.

Fastenal Company or one of its subsidiaries files income tax returns in the U.S. Federal jurisdiction, all states, and various foreign jurisdictions. With limited exceptions, we are no longer subject to income tax examinations by taxing authorities for taxable years before, in the case of United States Federal and non-United States examinations, 2006 and, in the case of state and local examinations, 2003.

At December 31, 2009 and 2008, the amount of unrecognized tax benefits that would favorably impact the effective tax rate if recognized, is not material.

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements - Continued

Note 8. Geographic Information
Our revenues and long-lived assets (except marketable securities) relate to the following geographic areas:

Revenues		2009	2008	2007
United States	$	**1,769,938**	2,144,809	1,902,066
Canada		**115,323**	145,443	124,037
Other foreign countries		**45,069**	50,173	35,716
	$	**1,930,330**	2,340,425	2,061,819

Long-Lived Assets		2009	2008	2007
United States	$	**324,701**	316,640	267,609
Canada		**8,947**	8,113	9,888
Other foreign countries		**5,108**	3,147	2,843
	$	**338,756**	327,900	280,340

Accounting policies of the operations in the various geographic areas are the same as those described in the summary of significant accounting policies. Long-lived assets consist of property and equipment, location security deposits, goodwill, and other intangibles. Revenues are attributed to countries based on the location of the store from which the sale occurred. No single customer represents more than 10% of our consolidated net sales.

Note 9. Operating Leases
We lease space under non-cancelable operating leases for our Utah, Washington, Alberta, Canada, and Nuevo Leon, Mexico distribution centers, for our Connecticut manufacturing facility (since December 19, 2009), and certain store locations with initial terms of one to 60 months. Most store locations have initial lease terms of 36 to 48 months. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Any such terms are recognized as rent expense over the term of the lease. Further, the leases do not contain contingent rent provisions. Leasehold improvements, with a net book value of $1,847 at December 31, 2009, on operating leases are amortized over a 36-month period. We lease certain semi-tractors and pick-ups under operating leases. The semi-tractor leases typically have a 36-month term. The pick-up leases typically have a non-cancellable lease term of approximately one year, with renewal options for up to 72-months. Our average lease term is typically for 28-36 months. Future minimum annual rentals for the leased facilities and the leased vehicles are as follows:

		Leased facilities	Leased vehicles	Total
2010	$	82,156	17,057	99,213
2011		59,404	8,910	68,314
2012		32,887	4,073	36,960
2013		16,938	—	16,938
2014		6,418	—	6,418
2015 and thereafter		—	—	—
	$	197,803	30,040	227,843

Rent expense under all operating leases was as follows:

	Leased facilities	Leased vehicles	Total
2009	**$ 91,270**	**26,295**	**117,565**
2008	$ 86,964	27,868	114,832
2007	$ 77,263	23,675	100,938

Certain operating leases for vehicles contain residual value guarantee provisions which would become due at the expiration of the operating lease agreement if the fair value of the leased vehicles is less than the guaranteed residual value. The aggregate residual value at lease expiration, of the leases that contain residual value guarantees, is approximately $14,603. We believe the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote, except for a $1,982 loss on disposal reserve provided at December 31, 2009.

Note 10. Commitments and Contingencies

Credit Facilities

We have a line of credit arrangement with a bank which expires June 20, 2010. The line allows for borrowings of up to $8,000 at 0.9% over the LIBOR rate. On December 31, 2009 there was $0 outstanding on the line. We do not pay a fee for the unused portion of this line.

We maintain certain marketable securities as collateral on behalf of our insurance carrier. As of December 31, 2009, the total balance of these government and agency securities was $24,400. The classification and valuation of these securities are discussed in "Note 2. Financial Instruments and Marketable Securities".

During 2001, we completed the construction of a new building for our Kansas City warehouse, and completed an expansion of this warehouse in 2004. We were required to obtain financing for the construction and expansion of this facility under an Industrial Revenue Bond (IRB). We subsequently purchased 100% of the outstanding bonds under the IRB at par. In addition to purchasing the outstanding obligations, we have a right of offset included in the IRB debt agreement. Accordingly, we have netted the impact of the IRB in the accompanying consolidated financial statements. The outstanding balance of the IRB was $9,733 at December 31, 2009 and 2008.

Legal Contingencies

We are involved in certain legal actions. The outcomes of these legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, that could require significant expenditures or result in lost revenues. In accordance with Accounting Standards Codification (ASC) 450-10-05, *Contingencies*, we record a liability in the consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. Negative outcomes for our litigation matters are not considered probable or cannot be reasonably estimated.

On October 18, 2007, a complaint was filed in the United States District Court for the Northern District of California against Fastenal on behalf of two former employees claiming to represent all employees employed in the store position of Assistant General Manager in the United States within three years prior to the filing date (four years for California employees). The suit alleged Fastenal misclassified its Assistant General Managers as exempt for purposes of the overtime provisions of the Fair Labor Standards Act and California and Pennsylvania state statutes. This suit also alleged that Assistant General Managers in California did not receive sufficient meal breaks and paid rest periods under the California Labor Code. An opt-in class was certified for this action.

On August 29, 2008, we issued a press release announcing a preliminary agreement to settle the class action lawsuit noted above. While we deny the allegations underlying the lawsuit, we agreed to enter into the settlement agreement in order to avoid significant legal fees, the uncertainty of a jury trial, distractions to our operations, and other expenses and management time that would have to be devoted to protracted litigation. The settlement, which received court approval, fully resolved all claims brought by the plaintiffs in this lawsuit. Pursuant to the settlement, we made a cash payment of $10 million in the fourth quarter of 2009 to cover claims by eligible class members, plaintiff attorneys' fees and costs, and payments to the named plaintiffs. The expense for this settlement was recorded in the third quarter of 2008. We do not expect the settlement to have any material impact on our operating results going forward.

In early February 2010, we received a letter from a fastener supplier dated January 26, 2010. This letter threatened to sue us for our alleged violation of an exclusive distribution arrangement this supplier believes exists between our organizations. In addition, this supplier provided a press release and a video regarding the claim that they threatened to make public unless we agreed to mediation of the claim. We have performed a preliminary internal review during the last several days to understand (1) who this supplier is and (2) the nature of our relationship with this supplier. While we have had only a limited time to investigate this matter, we have determined that this supplier manufacturers a niche type of fastener and that the total volume of purchases by us, from all suppliers, over the purported term of this alleged exclusivity arrangement of this niche type of fastener does not exceed $1 million. Based on our preliminary inquiry, we believe it is remote that this claim would have a material adverse impact on our financial position, cash flow, or results of operations. While we are not required to disclose this matter under the rules of the SEC, we believe that disclosure is prudent due to the alleged amount of the claim and the threat to make these allegations public.

Note 11. Sales by Product Line

The percentages of our net sales by product line are as follows:

Type	Introduced	2009	2008	2007
Fasteners[1]	1967	50.0%	51.2%	50.7%
Tools	1993	9.9%	9.9%	10.6%
Cutting tools	1996	4.4%	4.5%	4.6%
Hydraulics & pneumatics	1996	6.9%	6.6%	6.5%
Material handling	1996	5.9%	5.9%	6.1%
Janitorial supplies	1996	6.1%	5.4%	5.4%
Electrical supplies	1997	4.4%	4.2%	4.1%
Welding supplies	1997	3.6%	3.6%	3.6%
Safety supplies	1999	6.3%	5.8%	5.7%
Metals	2001	0.6%	0.7%	0.7%
Direct ship[2]	2004	1.8%	2.0%	1.8%
Other		0.1%	0.2%	0.2%
		100.0%	100.0%	100.0%

[1] Fastener product line represents fasteners and miscellaneous supplies.

[2] Direct ship represents a cross section of products from the ten product lines. The items included here represent certain items with historically low margins which are shipped directly from our distribution channel to our customers, bypassing our store network.

Note 12. Subsequent Events

The company evaluated all subsequent event activity through February 9, 2010 (the issue date of this Annual Report on Form 10-K) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Selected Quarterly Financial Data (Unaudited)

(Amounts in thousands except per share information)

2009:	**Net sales**	**Gross profit**	**Net earnings**	**Basic earnings per share**
First quarter	**$ 489,347**	**258,648**	**48,694**	**.33**
Second quarter	**474,894**	**242,505**	**43,538**	**.29**
Third quarter	**489,339**	**244,567**	**47,589**	**.32**
Fourth quarter	**476,750**	**237,715**	**44,536**	**.30**
Total	**$ 1,930,330**	**983,435**	**184,357**	**1.24**

2008:	Net sales	Gross profit	Net earnings	Basic earnings per share
First quarter	$ 566,210	296,630	68,094	.46
Second quarter	604,219	317,389	76,166	.51
Third quarter	625,037	330,883	72,909	.49
Fourth quarter	544,959	291,190	62,536	.42
Total	$ 2,340,425	1,236,092	279,705	1.88

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act). Based on this evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

Attestation Report of Independent Registered Public Accounting Firm

The attestation report required under this item is contained in Item 8 of this Form 10-K on page 35.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a15-(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2009. There was no change in the Company's internal control over financial reporting during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.



Willard D. Oberton
Chief Executive Officer and President



Daniel L. Florness
Executive Vice-President and Chief Financial Officer

Winona, MN
February 9, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Incorporated herein by reference is the information appearing under the headings "Proposal 1 — Election of Directors—Nominees and Required Vote", "Corporate Governance—Board Structure and Committee Membership", "Corporate Governance—Audit Committee", and "Corporate Governance—Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement. See also Part I hereof under the heading "Item X. Executive Officers of the Registrant".

There were no material changes to the procedures by which security holders may recommend nominees to the board of directors since our last report.

On January 19, 2004, our board of directors adopted a supplement to our existing standards of conduct designed to qualify the standards of conduct as a code of ethics within the meaning of Item 406(b) of Regulation S-K promulgated by the SEC (Code of Ethics). The standards of conduct, as supplemented, apply to all of our directors, officers, and employees, including without limitation our chief executive officer, chief financial officer, principal accounting officer, and controller (if any), and persons performing similar functions (Senior Financial Officers). Those portions of the standards of conduct, as supplemented, that constitute a required element of a Code of Ethics are available without charge by submitting a request to us pursuant to the directions detailed on our website at www.fastenal.com. In the event we amend or waive any portion of the standards of conduct, as supplemented, that constitutes a required element of a Code of Ethics and such amendment or waiver applies to any of our Senior Financial Officers, we intend to post on our website, within four business days after the date of such amendment or waiver, a brief description of such amendment or waiver, the name of each Senior Financial Officer to whom the amendment or waiver applies, and the date of the amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference is the information appearing under the headings "Corporate Governance—Compensation Committee Interlocks and Insider Participation", "Corporate Governance—Compensation Committee Report", and "Executive Compensation" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference is the information appearing under the heading "Security Ownership of Principal Shareholders and Management" in the Proxy Statement.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders	2,560,000	$47.07	4,401,770
Equity Compensation Plans Not Approved by Security Holders	0	0	0
Total	2,560,000	$47.07	4,401,770

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated herein by reference is the information appearing under the headings "Corporate Governance—Board Matters", "Corporate Governance—Related Person Transaction Approval Policy", "Corporate Governance—Transactions with Related Persons", and "Corporate Governance—Director Nominations Policy" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated herein by reference is the information appearing under the heading "Audit and Related Fees" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a) 1. Financial Statements:
   Consolidated Balance Sheets as of December 31, 2009 and 2008
   Consolidated Statements of Earnings for the years ended December 31, 2009, 2008, and 2007
   Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended December 31, 2009, 2008, and 2007
   Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008, and 2007
   Notes to Consolidated Financial Statements
   Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules:
   Schedule II—Valuation and Qualifying Accounts

3. Exhibits:

3.1 Restated Articles of Incorporation of Fastenal Company, as amended (incorporated by reference to Exhibit 3.1 to Fastenal Company's Form 10-Q for the quarter ended September 30, 2005)

3.2 Restated By-Laws of Fastenal Company (incorporated by reference to Exhibit 3.2 to Fastenal Company's Form 10-K for the year ended December 31, 2008)

10.1 Description of Bonus Arrangements for Executive Officers (incorporated by reference to the information appearing under the heading "Executive Compensation – Compensation Discussion and Analysis" in the Proxy Statement)*

10.2 Fastenal Company Stock Option Plan (incorporated by reference to Exhibit A to Fastenal Company's Proxy Statement dated February 23, 2007)*

13 Portion of 2009 Annual Report to Shareholders not included in this Form 10-K (only those sections specifically incorporated by reference in this Form 10-K shall be deemed filed with the SEC)

21 List of Subsidiaries

23 Consent of Independent Registered Public Accounting Firm

31 Certifications under Section 302 of the Sarbanes-Oxley Act of 2002

32 Certification under Section 906 of the Sarbanes-Oxley Act of 2002

101 The following materials formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Earnings, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statement of Stockholders' Equity and Comprehensive Income, and (v) the Notes to the Consolidated Financial Statements.

We will furnish copies of these Exhibits upon request and payment of our reasonable expenses in furnishing the Exhibits.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(b).

FASTENAL COMPANY

Schedule II—Valuation and Qualifying Accounts

Years ended December 31, 2009, 2008, and 2007
(Amounts in thousands)

Description		Balance at beginning of year	"Additions" charged to costs and expenses	"Other" additions (deductions)	"Less" deductions	Balance at end of year
Year ended December 31, 2009						
Allowance for doubtful accounts	$	2,660	9,409	--	7,983	4,086
Insurance reserves	$	18,967	48,203 [1]	--	43,448 [2]	23,722
Year ended December 31, 2008						
Allowance for doubtful accounts	$	2,265	7,498	--	7,103	2,660
Insurance reserves	$	18,997	44,105 [1]	--	44,135 [2]	18,967
Year ended December 31, 2007						
Allowance for doubtful accounts	$	2,119	5,343	--	5,197	2,265
Insurance reserves	$	17,662	39,276 [1]	--	37,941 [2]	18,997

[1] Includes costs and expenses incurred for premiums and claims related to health and general insurance.
[2] Includes costs and expenses paid for premiums and claims related to health and general insurance.

See accompanying Report of Independent Registered Public Accounting Firm incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2010

FASTENAL COMPANY

By /s/Willard D. Oberton

Willard D. Oberton, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Date: February 9, 2010

By /s/Willard D. Oberton

Willard D. Oberton, Chief Executive Officer (Principal Executive Officer) and Director

By /s/Daniel L. Florness

Daniel L. Florness, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

By /s/Robert A. Kierlin

Robert A. Kierlin, Director (Chairman)

By /s/Stephen M. Slaggie

Stephen M. Slaggie, Director

By /s/Michael M. Gostomski

Michael M. Gostomski, Director

By /s/Michael J. Dolan

Michael J. Dolan, Director

By /s/Reyne K. Wisecup

Reyne K. Wisecup, Director

By /s/Hugh L. Miller

Hugh L. Miller, Director

By /s/Michael J. Ancius

Michael J. Ancius, Director

By /s/Scott A. Satterlee

Scott A. Satterlee, Director

INDEX TO EXHIBITS

3.1	Restated Articles of Incorporation of Fastenal Company, as amended	Incorporated by Reference
3.2	Restated By-Laws of Fastenal Company	Incorporated by Reference
10.1	Description of Bonus Arrangements for Executive Officers	Incorporated by Reference
10.2	Fastenal Company Stock Option Plan	Incorporated by Reference
13	Portion of 2009 Annual Report to Shareholders not included in this Form 10-K (only those sections specifically incorporated by reference in this Form 10-Kshall be deemed filed with the SEC)	Electronically Filed
21	List of Subsidiaries	Electronically Filed
23	Consent of Independent Registered Public Accounting Firm	Electronically Filed
31	Certifications under Section 302 of the Sarbanes-Oxley Act of 2002	Electronically Filed
32	Certification under Section 906 of the Sarbanes-Oxley Act of 2002	Electronically Filed
EX 101.INS	XBRL Instance Document	Electronically Filed
EX 101.SCH	XBRL Taxonomy Extension Schema Document	Electronically Filed
EX 101.CAL	XBRL Taxonomy Calculation Linkbase Document	Electronically Filed
EX 101.DEF	XBRL Taxonomy Definition Linkbase Document	Electronically Filed
EX 101.LAB	XBRL Taxonomy Label Linkbase Document	Electronically Filed
EX 101.PRE	XBRL Taxonomy Presentation Linkbase Document	Electronically Filed

Exhibit 21

Subsidiaries of Fastenal Company.

Subsidiary name	Doing business as	Year incorporated	Jurisdiction of incorporation
Fastenal Canada Company	Same	1994	Minnesota
Fastenal Company Purchasing	Same	1997	Minnesota
Fastenal Company Leasing	Same	1997	Minnesota
Fastenal Mexico Services S. de R.L. de C.V.	Same	1999	Mexico
Fastenal Mexico S. de R.L. de C.V.	Same	1999	Mexico
Fastenal Singapore PTE Ltd.	Same	2001	Singapore
Fastenal Asia Pacific Limited	Same	2003	Hong Kong, China
FASTCO (Shanghai) Trading Co., Ltd.	Same	2003	Shanghai, China
Fastenal Europe, B.V.	Same	2003	The Netherlands
Fastenal IP Company	Same	2005	Minnesota
Fastenal Air Fleet, LLC	Same	2006	Minnesota
Fastenal Canada, Ltd.	Same	2008	Canada
Fastenal Europe, Kft.	Same	2009	Hungary
Fastenal Malaysia SDN BHD	Same	2009	Malaysia
Fastenal Panama S.A.	Same	2009	Panama
Fastenal Europe, Ltd.	Same	2010	United Kingdom

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Fastenal Company:

We consent to the incorporation by reference in the registration statements (no. 333-52765, no. 333-134211, and no. 333-162619) on Form S-8 of Fastenal Company of our report dated February 9, 2010, relating to the consolidated balance sheets of Fastenal Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows, and the related financial statement schedule for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which report is included in the annual report on Form 10-K for the year ended December 31, 2009, of Fastenal Company.

KPMG LLP

Minneapolis, Minnesota
February 9, 2010

CERTIFICATIONS **Exhibit 31**

I, Willard D. Oberton, certify that:

1. I have reviewed this annual report on Form 10-K of Fastenal Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date February 9, 2010

Willard D. Oberton

Willard D. Oberton
Chief Executive Officer
(Principal Executive Officer)

I, Daniel L. Florness, certify that:

1. I have reviewed this annual report on Form 10-K of Fastenal Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date February 9, 2010



Daniel L. Florness
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned certifies that this periodic report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of Fastenal Company.

A signed original of this written statement required by Section 906 has been provided to Fastenal Company and will be retained by Fastenal Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date February 9, 2010



Willard D. Oberton
Chief Executive Officer
(Principal Executive Officer)



Daniel L. Florness
Chief Financial Officer
(Principal Financial Officer)

DIRECTORS

Robert A. Kierlin
Chairman of the Board
Former Minnesota State Senator
Former Chief Executive Officer and President, Fastenal Company

Stephen M. Slaggie
Former Secretary, Shareholder Relations Director, and Insurance Risk Manager, Fastenal Company

Michael M. Gostomski
Chief Executive Officer, Winona Heating & Ventilating Company (sheet metal and roofing contractor)

Willard D. Oberton

Michael J. Dolan
Self-Employed Business Consultant
Former Executive Vice President and Chief Operating Officer, The Smead Manufacturing Company (document management company)

Reyne K. Wisecup

Hugh L. Miller
Chief Executive Officer, RTP Company (thermoplastics materials manufacturer)

Michael J. Ancius
Director of Finance, Strategic Planning, and Taxation, Kwik Trip, Inc. (retail convenience store operator)

Scott A. Satterlee
Senior Vice President of Transportation, C.H. Robinson Worldwide, Inc. (logistics and distribution company)


Board of Directors (left to right):
(top) Scott Satterlee, Hugh Miller, Michael Dolan and Will Oberton
(bottom) Reyne Wisecup, Michael Gostomski, Bob Kierlin, Stephen Slaggie and Michael Ancius

EXECUTIVE OFFICERS

Willard D. Oberton
Chief Executive Officer and President

Daniel L. Florness
Executive Vice President and Chief Financial Officer

Nicholas J. Lundquist
Executive Vice President - Sales

Leland J. Hein
Executive Vice President - Sales

Steven A. Rucinski
Executive Vice President - Sales

Reyne K. Wisecup
Executive Vice President - Human Resources

James C. Jansen
Executive Vice President - Operations

CORPORATE INFORMATION

Annual Meeting
The annual meeting of shareholders will be held at 10:00 a.m., central time, Tuesday, April 20, 2010, at our home offices located at 2001 Theurer Boulevard, Winona, Minnesota

Home Office
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-0978
Phone: (507) 454-5374
Fax: (507) 453-8049

Legal Counsel
Faegre & Benson LLP
Minneapolis, Minnesota

Streater & Murphy, PA
Winona, Minnesota

Transfer Agent
Wells Fargo Bank, National Association
Minneapolis, Minnesota

Form 10-K
A copy of our 2009 Annual Report on Form 10-K to the Securities and Exchange Commission is available without charge to shareholders upon written request to our controller at the address listed on this page for our home office.

Copies of our latest press release, unaudited supplemental company information, and monthly sales information are available at: www.investor.fastenal.com

Auditors
KPMG LLP
Minneapolis, Minnesota


FASTENAL COMPANY
Winona, Minnesota Headquarters

FASTENAL CORE VALUES:

AMBITION

INNOVATION

INTEGRITY

TEAMWORK

FASTENAL

fastenal.com

Photo taken in Peru
Courtesy of APM HEXSEAL (Supplier for Fastenal)

9702328 • 2.10/JK • 2009 Annual Report • Printed in the USA